                                                Filed Pursuant to Rule 429(B)(1)
                                                              File No. 333-95513



                                4,000,000 Shares


                                     [LOGO]

                                  Common Stock
                                  -----------


    The initial public offering price of the common stock is $8.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "CORI."



    724 Solutions Inc., Lehman Brothers Holdings Inc. and Huntington Bancshares Inc. have agreed to purchase directly from us in a private placement that will occur concurrently with the closing of this offering, shares of our common stock having an aggregate purchase price of approximately $21 million. All of these shares will be unregistered shares purchased at the per share price to the public set forth below. Bank One Corporation has agreed to purchase directly from us in a private placement that will occur concurrently with the closing of this offering a warrant for 250,000 shares of our common stock with a per share exercise price equal to the per share price to the public set forth below and a term of three years. The purchase price for this warrant will be approximately $1.4 million.


    The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 5.


                                                                               Underwriting
                                                            Price to           Discounts and         Proceeds to
                                                             Public             Commissions           Corillian
                                                       -------------------  -------------------  -------------------
Per Share............................................         $8.00                $0.56                $7.44
Total................................................      $32,000,000          $2,240,000           $29,760,000



    Delivery of the shares of common stock will be made on or about April 17, 2000.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

              Chase H&Q

                            Donaldson, Lufkin & Jenrette

                                          Friedman Billings Ramsey

                                                                               Underwriting
                                                            Price to           Discounts and         Proceeds to
                                                             Public             Commissions           Corillian
                                                       -------------------  -------------------  -------------------


                 The date of this prospectus is April 12, 2000.

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      2

RISK FACTORS..........................      5

USE OF PROCEEDS.......................     15

DIVIDEND POLICY.......................     15

PRIVATE PLACEMENT.....................     16

CAPITALIZATION........................     17

DILUTION..............................     18

SELECTED FINANCIAL DATA...............     19

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................     20

BUSINESS..............................     28

MANAGEMENT............................     42

                                          PAGE
                                        --------

RELATED-PARTY TRANSACTIONS............     51

PRINCIPAL SHAREHOLDERS................     53

DESCRIPTION OF CAPITAL STOCK..........     56

SHARES ELIGIBLE FOR FUTURE SALE.......     60

UNDERWRITING..........................     62

NOTICE TO CANADIAN RESIDENTS..........     65

LEGAL MATTERS.........................     66

EXPERTS...............................     66

WHERE YOU CAN FIND MORE INFORMATION
  ABOUT US............................     66

INDEX TO FINANCIAL STATEMENTS.........    F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION


    UNTIL MAY 7, 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN OUR FORWARD-LOOKING STATEMENTS FOR REASONS SUCH AS THOSE SET FORTH UNDER "RISK FACTORS."

                                   CORILLIAN

    We are a provider of solutions that enable banks, brokers, financial portals and other financial service providers to rapidly deploy Internet-based financial services. Our solutions allow consumers to conduct financial transactions, view personal and market financial information, pay bills and access other financial services on the Internet.

    The Internet is being used increasingly to deliver Internet-based financial services that provide consumers significant benefits, such as twenty-four hour, real-time access to information, a convenient means to pay bills and personal finance management tools. These benefits have made Internet-based financial services popular among consumers, and personal finance content is one of the most popular content categories on the Internet. International Data Corporation estimates that the number of users banking on the Internet will expand from
8.1 million in 1998 to 39.8 million in 2003, and that the number of banks offering Internet-based financial services will increase from 1,150 in 1998 to 15,845 in 2003.

    Our Voyager eFinance Suite is a software platform combined with a set of applications for Internet banking, electronic bill presentment and payment, targeted marketing and online customer relationship management. Voyager integrates into our customers' existing database applications and systems and enables them to monitor transactions across all systems in real time. Our current Voyager customers include Citibank, Quicken.com, SunTrust Bank and Wachovia Bank.

    Our recently introduced OneSource service aggregates financial information from numerous banks, brokerages and other financial service providers and delivers this content to our subscribers. By subscribing to OneSource, financial institutions and financial portals can offer their customers a service that quickly consolidates all of their customers' financial information in one comprehensive location. As a result, a subscriber's customer can see financial information from all of his or her accounts in one place. Microsoft, through the MSN financial portal, MoneyCentral, is our initial OneSource subscriber.

    Our software, which scales to accommodate millions of users, and our professional and content services enable our customers to deploy new or enhanced Internet-based financial services in today's competitive environment. In addition, our software is designed to allow new applications to be quickly added to our platform or other software platforms.

    Our objective is to be the leading provider of Internet solutions to both traditional and emerging Internet financial service providers. We intend to increase our market share and continue to introduce new products and solutions. For example, we recently made our solutions accessible to wireless devices and intend to expand our product offerings to include additional retail functions, such as brokerage transactions. We intend to leverage the strategic partnerships we have established with such companies as Intuit, Microsoft, Parkers' Edge and Yahoo! to establish Voyager and OneSource as the solutions of choice for Internet finance.

    We were incorporated in Oregon in 1997. Our principal office is located at 3855 SW 153(rd) Drive, Beaverton, Oregon 97006, and our telephone number is
(503) 627-0729. Our World Wide Web site is located at HTTP://WWW.CORILLIAN.COM. Information on our website does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered by us................  4,000,000 shares

Common stock offered in the private
  placement...............................  2,625,000 shares

Common stock to be outstanding after the
  offering................................  30,241,503 shares

Use of proceeds...........................  Working capital and general corporate purposes. See "Use of Proceeds" on page 15.

Proposed Nasdaq National Market symbol....  CORI


------------------------

    The share amounts in this table are based on shares outstanding as of December 31, 1999. This table excludes:

    - 3,619,224 shares of common stock issuable upon the exercise of stock options outstanding under our 1997 stock option plan;

    - 4,000,000 additional shares of common stock available for issuance under our 2000 stock incentive compensation plan;

    - 333,333 shares of common stock available for issuance under our 2000 employee stock purchase plan; and

    - 250,000 shares of common stock issuable upon the exercise of the warrant issued in the private placement that will occur concurrently with this offering.

                            ------------------------

    EXCEPT AS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO THE EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND GIVES EFFECT TO:

    - A 2-FOR-3 REVERSE STOCK SPLIT BEFORE THE COMPLETION OF THIS OFFERING;

    - THE CONVERSION OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING; AND

    - THE FILING OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION.

    CORILLIAN, VOYAGER, ONESOURCE and the Corillian logo are our trademarks. Other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

                             SUMMARY FINANCIAL DATA


    The pro forma as adjusted balance sheet data below give effect to the sale
of the             shares of common stock offered by us in the offering at an initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the sale of 2,625,000 shares of our common stock in the private placement that will occur concurrently with the closing of this offering at a per share price of $8.00, after deducting the placement agent compensation payable by us, and the sale of the warrant to be issued in the private placement that will occur concurrently with the closing of this offering, after deducting the placement agent compensation payable by us. The pro forma balance sheet data below also give effect to the conversion of 14,723,223 shares of redeemable convertible preferred stock into 14,723,223 shares of common stock and the conversion of 1,639,730 shares of convertible preferred stock into 1,639,730 shares of common stock. See Note 2 of the Notes to Financial Statements for an explanation of the method used to calculate basic and diluted net loss per share.


                                                          PERIOD FROM            YEAR ENDED
                                                         APRIL 9, 1997          DECEMBER 31,
                                                      (DATE OF INCEPTION)    -------------------
                                                     TO DECEMBER 31, 1997      1998       1999
                                                     ---------------------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues...........................................         $   399          $ 3,393    $  7,736
Gross profit.......................................              81            1,499       1,085
Total operating expenses...........................           1,504            3,426      11,478
Loss from operations...............................          (1,423)          (1,927)    (10,393)
Net loss...........................................          (1,396)          (1,831)     (9,994)
Basic and diluted net loss per share...............         $ (0.38)         $ (0.24)   $  (1.37)
Shares used in computing basic and diluted
  net loss per share...............................           3,771            7,427       7,399

Pro forma basic and diluted net loss per share.....                                     $  (0.62)
Shares used in computing pro forma basic and
  diluted net loss per share.......................                                       16,292


                                                                   DECEMBER 31, 1999
                                                        ---------------------------------------
                                                                                     PRO FORMA
                                                         ACTUAL      PRO FORMA      AS ADJUSTED
                                                        --------   --------------   -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $  8,502      $ 8,502        $ 58,954
Investments...........................................    10,357       10,357          10,357
Working capital.......................................    16,976       16,976          67,428
Total assets..........................................    25,902       25,902          76,354
Capital lease obligations, less current portion.......       177          177             177
Redeemable convertible preferred stock................    31,501           --              --
Total shareholders' (deficit) equity..................   (11,706)      19,795          70,247

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING. ANY OF THE FOLLOWING RISKS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

WE HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO THE RISKS THAT OUR
  SOLUTIONS ARE NOT ADOPTED BY FINANCIAL SERVICE PROVIDERS OR USED BY CONSUMERS.

    We were incorporated in April 1997. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our business is new and will not be successful unless consumers adopt wide usage of Internet-based financial services and financial service providers choose our solutions to deliver those services. In addition, our prospects must be considered in light of the risks and uncertainties encountered by early stage companies in new and rapidly evolving markets such as the Internet-based financial services market.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY
  NOT ACHIEVE OR MAINTAIN PROFITABILITY.

    We may never generate sufficient revenues for profitability. We have incurred substantial net losses in every quarter since we began operations, and we expect that we will continue to lose money at least through 2001. We incurred net losses of $9,994,000 in 1999, and as of December 31, 1999, we had an accumulated deficit of $13,221,000. In addition, we plan to increase our operating expenses to expand our sales and marketing operations and professional services organizations, develop new products and continue to build our operational infrastructure. As a result, we expect to incur significant operating losses on a quarterly and annual basis for the foreseeable future.

OUR QUARTERLY RESULTS FLUCTUATE SIGNIFICANTLY AND MAY FALL SHORT OF ANTICIPATED
  LEVELS, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

    Our quarterly operating results have varied in the past and we expect they will continue to vary from quarter to quarter in the future. In future quarters our operating results may be below the expectations of public market analysts and investors, which could cause the price of our common stock to decline. In addition, we have difficulty predicting the volume and timing of orders, and delays in closing orders or implementation of products or services can cause our operating results to fall substantially short of anticipated levels for any quarter. As a result of these and other factors, we believe period-to-period comparisons of our historical results of operations are not necessarily meaningful and are not a good predictor of our future performance.

OUR PRODUCTS' LENGTHY SALES CYCLES MAY CAUSE LICENSE REVENUES AND OPERATING
  RESULTS TO BE UNPREDICTABLE AND TO VARY SIGNIFICANTLY FROM PERIOD TO PERIOD.

    One element of our strategy is to market our products and services directly to large financial institutions. The sale and implementation of our products and services are often subject to delays due to these institutions' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, the time between the date of initial contact with a potential customer and the execution of a contract with the customer typically ranges from three to nine months. In addition, our prospective customers' decision-making processes require us to provide a significant amount of information to them regarding the use and benefits of our products. We may expend substantial funds and management resources during a sales cycle and fail to make the sale.

WE MAY NOT ACHIEVE ANTICIPATED REVENUES IF WE DO NOT SUCCESSFULLY INTRODUCE NEW
  PRODUCTS OR DEVELOP UPGRADES OR ENHANCEMENTS TO OUR EXISTING PRODUCTS.

    To date, we have derived substantially all of our revenues from licenses and professional and support services related to the Voyager eFinance Suite. We expect to add new products by acquisition or internal development and to develop enhancements to our existing products. New or enhanced products may not be released on schedule and may not achieve market acceptance. New products or upgrades to existing products may contain defects when released, which could damage our relationship with our customers and further limit market acceptance of our products and services. If we are unable to ship or implement new or enhanced products and services when planned, or fail to achieve timely market acceptance of our new or enhanced products and services, we may lose sales and fail to achieve anticipated revenues.

WE MAY NOT ACHIEVE ANTICIPATED REVENUES IF WE DO NOT SUCCESSFULLY INTRODUCE OR
  ENHANCE OUR ONESOURCE SERVICE, OR IF CONSUMERS FAIL TO USE THE ONESOURCE SERVICE ONCE IT HAS BEEN INTRODUCED.

    The revenue and profit potential of our OneSource service is unproven. We have an agreement to provide our OneSource service to one financial portal on a test basis. We have not sold our OneSource service to any other customers and do not anticipate that our OneSource service will be commercially available until the second quarter of 2000. In addition, we may not be successful in implementing important additional personal finance transactional capabilities as part of OneSource. Even if we are successful in adding these capabilities, OneSource may not achieve widespread consumer acceptance, which would adversely affect demand for the service from the financial service providers that are our target customers for OneSource.

OUR ONESOURCE SERVICE MAY NOT BE SUCCESSFUL IF FINANCIAL INSTITUTIONS DO NOT
  FACILITATE ACCESS TO FINANCIAL INFORMATION FROM THEIR HOST SYSTEMS.

    Unless a significant number of financial institutions facilitate our OneSource service's ability to access their customers' account information, we may not be successful in introducing OneSource or in making it sufficiently useful to consumers to generate demand for the service. Our OneSource service uses an end user's personal account information to gather financial data from each financial institution where the end user has an account. Therefore, we are dependent upon financial institutions facilitating OneSource's access to customer account information residing within their host systems. Some financial institutions may object to this account access and attempt to block or make more difficult our aggregation service. We may also choose to cease aggregating financial information from an objecting financial institution based on an existing or potential customer relationship or other business purpose. To add functional enhancements to OneSource, such as the ability to integrate financial information with personal financial management software, we must be able to access the Open Financial Exchange servers of many financial institutions, which requires their cooperation. If we are not able to access a sufficient number of Open Financial Exchange servers of large financial institutions, our OneSource service may be limited in functionality, which may decrease demand for this service.

THE MARKET FOR INTERNET-BASED FINANCIAL SERVICES HAS ONLY RECENTLY BEGUN TO
  DEVELOP, AND IF CONSUMERS DO NOT WIDELY USE INTERNET-BASED FINANCIAL SERVICES, OUR BUSINESS COULD BE HARMED.

    We cannot predict the size of the market for Internet-based financial services, the rate at which that market will grow, or whether consumers will widely accept Internet-based financial services such as those enabled by our products. Any event that results in decreased consumer use of financial services in general and Internet-based financial services in particular could harm our business. We expect to continue to depend on Internet-based financial products and services for substantially all of our revenues in the foreseeable future. However, the market for Internet-based financial services has only recently begun to develop. Critical issues concerning commercial use of the Internet for financial services--including security, reliability, ease and cost of access, and quality of service--are still evolving. Changes in economic conditions and unforeseen events, including recession, inflation or other adverse occurrences, may result in a decline in the use of financial services in general, and less consumer demand for Internet-based financial products and services in particular, each of which could have a material adverse effect on our business.

FINANCIAL INSTITUTIONS MAY NOT MARKET INTERNET-BASED FINANCIAL SERVICES
  SUCCESSFULLY OR RAPIDLY DEPLOY INTERNET-BASED FINANCIAL SERVICES.

    We do not engage in marketing our products and services to consumers; instead, we depend largely on our financial institution customers to do this for us. Our financial institution customers may not be successful in marketing Internet-based financial services to their customers. The delivery of financial services over the Internet has developed slowly within financial institutions, and purchasing decisions for Internet banking products are often delayed as a result of uncertainties relating to cost, return on investment and financial institution acceptance.

COMPETITION IN THE MARKET FOR INTERNET-BASED FINANCIAL SERVICES IS INTENSE, AND
  COULD REDUCE OUR SALES AND PREVENT US FROM ACHIEVING PROFITABILITY.

    The market for Internet-based financial services is new, intensely competitive, highly fragmented and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share for our products and services.

    We compete with a number of companies in various segments of the Internet-based financial services industry, and our competitors vary in size and in the scope and breadth of the products and services they offer. Our primary competitors for software platforms designed to enable financial institutions to offer Internet-based financial services include S1, Digital Insight, nFront, HFN/Sybase, Online Resources and Communications, Integrion and, internationally, Brokat. Within this segment of our industry, many companies are consolidating, creating larger competitors with greater resources and a broader range of products. For example, S1 recently acquired Edify, F.I.C.S. and VerticalOne, and Digital Insight and nFront have agreed to merge.

    Some of our applications and our OneSource service also compete with companies that offer solutions with similar functionality to our solutions, such as Broadvision for targeted marketing solutions, Just-in-Time for electronic bill presentment and payment solutions, and Yodlee and S1 for aggregated financial data solutions. We also compete with businesses delivering financial services through Internet portals, banks marketing their own Internet-based financial services, and non-bank financial service providers, such as brokerages and insurance companies, seeking to expand the breadth of their Internet product and services offerings. In addition, our customers may develop competing products. For example, a bank may choose to develop its own software platform for Internet-based financial services, or a financial portal may choose to develop its own financial data aggregation service. Several of the vendors offering data processing services to financial institutions, including EDS, Fiserv, Jack Henry and M&I Data Services, also offer Internet banking solutions that compete with our solutions.

    Many of our competitors and potential competitors have a number of significant advantages over us, including:

    - a longer operating history;

    - more extensive name recognition and marketing power;

    - preferred vendor status with our existing and potential customers; and

    - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

    Our competitors may also bundle their products in a manner that may discourage users from purchasing our products. Existing and potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.

A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES IN
  EACH PERIOD; OUR BUSINESS COULD SUFFER IF WE LOSE CUSTOMERS OR FAIL TO REPLACE CUSTOMERS WHOSE CONTRACTS EXPIRE.

    We derive a significant portion of our revenues from a limited number of customers in each period. Accordingly, if we fail to close a sale with a major potential customer, if a contract is delayed or deferred, or if an existing contract expires or is cancelled and we fail to replace the contract with new business, our revenues would be adversely affected. In 1999, Wachovia and Intuit each accounted for more than 10% of our revenues, for a total of 32% of our revenues. We expect that a limited number of customers will continue to account for a substantial portion of our revenues in each quarter in the foreseeable future. If a customer terminates a Voyager contract with us early, we would lose ongoing revenue streams from annual maintenance fees, hosting fees, professional service fees and potential additional license and service fees for additional increments of end users and for other Voyager eFinance software modules. If a customer terminates a OneSource contract with us early, we would lose ongoing revenue streams from subscription and professional service fees.

CONSOLIDATION IN THE FINANCIAL SERVICES INDUSTRY COULD REDUCE THE NUMBER OF OUR
  CUSTOMERS AND POTENTIAL CUSTOMERS.

    As a result of the mergers and acquisitions occurring in the banking industry today, some of our existing customers could terminate their contracts with us and potential customers could break off negotiations with us. An existing or potential customer may be acquired by or merged with another financial institution that uses competing Internet-based financial products and services or does not desire to continue the relationship with us for some other reason, which could result in the new entity terminating the relationship with us.

WE MAY NOT BE ABLE TO RECRUIT OR RETAIN QUALIFIED PERSONNEL OR INTEGRATE
  QUALIFIED PERSONNEL INTO OUR ORGANIZATION.

    If we are unable to hire and retain additional qualified personnel, or if newly hired personnel fail to develop the necessary skills or to reach anticipated productivity levels, we may not be able to increase sales of our products or expand our business. Our success depends on our ability to attract and retain additional qualified personnel in engineering, marketing, professional services and sales. Competition for these types of personnel is intense, and these types of personnel may be in limited supply in the area where our principal offices are located.

WE COULD LOSE CUSTOMERS IF CORE PROCESSING VENDORS, SOME OF WHICH MAY COMPETE
  WITH US IN THE FUTURE, DO NOT SUPPORT THE INTEGRATION OF OUR SOLUTIONS WITH THEIR SYSTEMS.

    Our solutions require integration with products and systems developed by core processing vendors serving financial institutions, such as ALLTEL, Bisys, Fiserv, Hogan and M&I Data Services. If our customers' core processing vendors fail to support our solutions, we would need to redesign our solutions to suit these customers. Any redesign could be costly and time-consuming. We rely on these vendors to jointly develop technology with us and to disclose application programming interfaces to enable our products to integrate effectively with their products and systems. Some of these vendors offer or are planning to offer Internet-based financial products and services that compete with our products and services. In addition, our customers' core processing vendors may develop new products and systems that are incompatible with our products. Our failure to integrate our products effectively with our customers' core processing vendors could result in the loss of customers or potential customers.

WE MAY NEED TO ESTABLISH AND MAINTAIN STRATEGIC MARKETING ALLIANCES TO GROW
  SALES; HOWEVER, WE HAVE ENTERED INTO ONLY A SMALL NUMBER OF STRATEGIC
  ALLIANCES.

    To increase geographic sales coverage and to address new markets and customer segments, we intend to complement our direct sales force with strategic marketing alliances. We have only established a limited number of these alliances, and these alliances are still relatively new and have not generated significant revenue. If we fail to maintain or derive the anticipated benefit from our existing relationships and establish new strategic alliances, we may not be able to expand our sales as anticipated.

MANY OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE RECENT HIRES, AND IT WILL
  TAKE TIME TO INTEGRATE THESE EMPLOYEES AND ANY NEW EMPLOYEES INTO OUR ORGANIZATION.

    Managing the expected growth of our operations and personnel will place additional burdens on our executive officers. A significant portion of our senior management team, including our Chief Financial Officer, Chief Marketing Officer and Executive Vice President of Global Sales, joined us after
June 1999. It may take time for our new executive officers to manage the personnel under their supervision to full productivity. We have increased our number of employees from 41 at December 31, 1998 to 150 at December 31, 1999, and expect to further increase this number. Our new employees include a number of key managerial, technical and operations personnel who we have not yet fully integrated into our operations.

IF WE LOSE KEY PERSONNEL, WE COULD EXPERIENCE REDUCED SALES, DELAYED PRODUCT
  DEVELOPMENT AND DIVERSION OF MANAGEMENT RESOURCES.

    Our success depends largely on the continued contributions of our key management, technical, sales and marketing and professional services personnel, many of whom would be difficult to replace. If one or more members of our key employees were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources. We do not have employment agreements with our senior managers or other key personnel. We maintain "key person" life insurance in the amount of $2.0 million each on our Chief Executive Officer and President, but this amount likely would be inadequate to compensate us for the loss of their services.

ACQUISITIONS MAY BE COSTLY AND DIFFICULT TO INTEGRATE, DIVERT MANAGEMENT
  RESOURCES OR DILUTE SHAREHOLDER VALUE.

    We have considered strategic acquisitions in the past and in the future may acquire or make investments in complementary companies, products or technologies. We may not be able to successfully integrate these companies, products or technologies. In connection with these acquisitions or investments, we could:

    - issue stock that would dilute our current shareholders' percentage ownership;

    - incur debt and assume liabilities; and

    - incur amortization expenses related to goodwill and other intangible assets or incur large and immediate write-offs.

    Future acquisitions also could pose numerous additional risks to our operations, including:

    - problems combining the purchased operations, technologies or products;

    - unanticipated costs;

    - diversion of management's attention from our core business;

    - adverse effects on existing business relationships with suppliers and customers;

    - entering markets in which we have no or limited prior experience; and

    - potential loss of key employees, particularly those of the purchased organization.

NEW TECHNOLOGIES COULD RENDER OUR PRODUCTS OBSOLETE.

    If we are unable to develop products that respond to changing technology, our business could be harmed. The market for Internet-based financial services is characterized by rapid technological change, evolving industry standards, changes in consumer demands and frequent new product and service introductions. Advances in Internet technology or in applications software directed at financial services could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. Our Voyager eFinance Suite was designed to run on servers using the Windows NT operating system. If a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our products in another computer language or for another operating system to remain competitive.

DEFECTS IN OUR SOFTWARE PRODUCTS AND SYSTEM ERRORS IN OUR CUSTOMERS' SYSTEMS
  AFTER INSTALLING OUR SOFTWARE COULD RESULT IN LOSS OF REVENUES, DELAY IN MARKET ACCEPTANCE AND INJURY TO OUR REPUTATION.

    Complex software products like ours may contain undetected errors or defects, including year 2000 related errors, that may be detected at any point in the life of the product. We have in the past discovered software errors in our products. Errors may be found from time to time in our new products or services, such as our OneSource solution, or our enhanced products or services, such as new versions of the Voyager eFinance Suite, after implementation, resulting in loss of revenues, delay in market acceptance and sales, liability for damages, diversion of development resources, injury to our reputation or increased warranty costs.

OUR PRODUCTS AND SERVICES MUST INTERACT WITH OTHER VENDORS' PRODUCTS, WHICH MAY
  NOT FUNCTION PROPERLY.

    Our products are often used in transaction processing systems that include other vendors' products, and, as a result, our products must integrate successfully with these existing systems. System errors, whether caused by our products or those of another vendor, could adversely affect the market acceptance of our products, and any necessary modifications could cause us to incur significant expenses.

WE MAY NOT BE ABLE TO IMPLEMENT OUR NEW MANAGEMENT INFORMATION SYSTEM IN A
  TIMELY MANNER AND THE NEW SYSTEMS MAY NOT BE ADEQUATE TO SUPPORT OUR
  OPERATIONS.

    The growth in the complexity of our business has placed and will continue to place a significant strain on our operational, financial and management information systems. We recently began implementing a comprehensive accounting and sales management information system to track our sales estimates, time spent on projects, budgeting and forecasts, project management and accounting. We expect the successful implementation of this system to be crucial to our operations. We may not be able to implement this new system in an efficient and timely manner and this new system may not be adequate to support our operations.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY LITIGATION, IT COULD BE COSTLY AND
  TIME CONSUMING TO DEFEND.

    Since our products are used to deliver services that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Product liability litigation arising from these errors, defects or problems, even if it were unsuccessful, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in our license agreements.

IF OUR SYSTEMS AND THE SYSTEMS OF OUR KEY PARTNERS AND CUSTOMERS ARE NOT YEAR
  2000 COMPLIANT, WE COULD INCUR INCREASED COSTS, DELAY OR LOSS OF REVENUES, DIVERSION OF DEVELOPMENT RESOURCES OR DAMAGE TO OUR REPUTATION.

    Computer systems problems relating to the year 2000 may be discovered months after January 1, 2000. Our products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. The failure of our customers' systems to be year 2000 compliant and the related problems that may be discovered in early 2000 could impede the success of applications that we or our partners have developed for them. Accordingly, known or unknown defects that affect the operation of our software, including any defects or errors in applications that include our products, could result in delay or loss of revenue, diversion of development resources, damage to our reputation, or increased service or warranty costs and litigation costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues" for a discussion of the status of our year 2000 compliance review.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE A VALUABLE
  COMPETITIVE ADVANTAGE OR BE FORCED TO INCUR COSTLY LITIGATION TO PROTECT OUR RIGHTS.

    Our future success and ability to compete depends in part upon our proprietary technology, but our protective measures may prove inadequate to protect our proprietary rights. We rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights. None of our technology is patented. We have applied for, but have not yet obtained, federal trademark registration for some of our marks. If we do not receive approval for registration of these marks, or our other important trademarks, we may be unable to use these marks without restriction or prevent others from using these marks.

    Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our software or other proprietary information without authorization, or could develop software competitive to ours. Our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect the use of our products will become more difficult to monitor if we increase our international presence. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights is expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.

IF WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, THESE CLAIMS
  COULD BE COSTLY AND TIME CONSUMING TO DEFEND, DIVERT MANAGEMENT ATTENTION OR CAUSE PRODUCT DELAYS.

    Any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend, divert our management's attention, or cause product delays. We expect that software product developers and providers of Internet-based financial services will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. If our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. There has been substantial litigation in the software and Internet industries regarding intellectual property rights. It is possible that, in the future, third parties may claim that we or our current or potential future products infringe their intellectual property.

    On March 20, 2000, S1 Corporation, one of our competitors, filed a patent infringement lawsuit against us. According to the complaint filed by S1, S1 claims that we are infringing a patent that was recently issued to S1. S1 seeks injunctive relief prohibiting us from infringing its patent, a court order requiring us to recall all copies of our software that infringe its patent, an award of unspecified monetary damages and attorneys' fees and costs. We believe, based on advice from our patent counsel, Perkins Coie LLP, that we do not infringe any valid claims of this patent. We intend to vigorously contest S1's claims. An outcome that is adverse to us, costs associated with defending the lawsuit and the diversion of management's time and resources to defend the lawsuit could seriously harm our business and our financial condition.

INCREASING GOVERNMENT REGULATION OF THE INTERNET AND THE FINANCIAL SERVICES
  INDUSTRY COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES, IMPOSE ON US LIABILITY FOR TRANSMISSION OF PROTECTED DATA AND INCREASE OUR EXPENSES.

    As the Internet continues to evolve, we expect federal, state and foreign governments to adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services. Although many of these regulations may not apply directly to our business, we expect laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business, especially the aggregation features of our newly developed OneSource product.

    If enacted or deemed applicable to us, some laws, rules or regulations applicable to financial service activities could render our business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Our customers must ensure our services and related products work within the extensive and evolving regulatory requirements applicable to them. We may become subject to direct regulation as the market for our business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting our business operations, such as requiring us to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting our customers' businesses, could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance.

IF WE DO NOT DEVELOP INTERNATIONAL OPERATIONS AS EXPECTED OR FAIL TO ADDRESS
  INTERNATIONAL MARKET RISKS, WE MAY NOT ACHIEVE ANTICIPATED SALES GROWTH.

    To increase our revenues, we plan to pursue international sales opportunities. International expansion of our business may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally. We will need to develop international sales, professional services and support organizations, and we will need to form additional relationships with partners worldwide. If we are unable to develop international operations and international sales on a timely basis, we may not achieve anticipated sales growth.

IF WE ARE SUCCESSFUL IN DEVELOPING INTERNATIONAL SALES, WE WILL BE SUBJECT TO A
  NUMBER OF RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS, INCLUDING:

    - longer accounts receivable collection cycles;

    - expenses associated with localizing products for foreign markets;

    - difficulties in managing operations across disparate geographic areas;

    - difficulties in hiring qualified local personnel;

    - foreign currency exchange rate fluctuations;

    - difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

    - unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

    If we fail to address these risks, our business may be adversely effected.

RESTRICTIONS ON EXPORT OF ENCRYPTED TECHNOLOGY COULD CAUSE US TO INCUR DELAYS IN
  INTERNATIONAL SALES.

    Our software uses encryption technology, the export of which is regulated by the United States government. If the United States adopts new legislation restricting export of software and encryption technology, we may experience delay or reduction in shipment of our products internationally. Existing or future export regulations could limit our ability to distribute our products outside of the United States. We cannot effectively control the unauthorized distribution of software across the Internet.

NETWORK OR INTERNET SECURITY PROBLEMS COULD DAMAGE OUR REPUTATION AND BUSINESS.

    Unknown security risks may result in liability to us and also may deter financial service providers from purchasing our products and deter consumers of financial services from using our products or services. We rely on standard Internet security systems, all of which are licensed from third parties, to provide the security and authentication necessary to effect secure transmission of data over the Internet. Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may render our Internet security measures inadequate. Someone who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may need to expend significant capital or other resources protecting against the threat of security breaches or alleviating problems caused by breaches. Eliminating computer viruses and alleviating other security problems may result in interruptions, delays or cessation of service to users accessing Internet sites that deliver our services, any of which could harm our business.

OUR DIRECTORS AND EXECUTIVE OFFICERS WILL RETAIN SIGNIFICANT CONTROL AFTER THE
  OFFERING, WHICH MAY LEAD TO CONFLICTS WITH OTHER SHAREHOLDERS OVER CORPORATE GOVERNANCE.


    Following the completion of this offering, our directors, executive officers and entities affiliated with our directors and executive officers will beneficially own approximately 61.5% of our outstanding common stock. These shareholders, acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may have the effect of delaying or preventing a third party from acquiring or merging with us.


OUR CHARTER DOCUMENTS AND OREGON LAW MAY INHIBIT A TAKEOVER OR CHANGE IN OUR
  CONTROL THAT A SHAREHOLDER MAY CONSIDER FAVORABLE.

    Provisions in our articles of incorporation and bylaws may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even where the shareholders may consider the acquisition or merger favorable. Provisions of the Oregon Business Corporation Act and the Control Share Act, to which we are subject, may also delay, prevent or discourage someone from acquiring or merging with us. See "Description of Capital Stock--

Anti-Takeover Measures--Oregon Control Share and Business Combination Statutes" for further discussion.

OUR STOCK PRICE MAY BE VOLATILE, WHICH MAY LEAD TO LOSSES BY INVESTORS.

    You may not be able to resell your shares at or above the initial public offering price. The stock prices of companies that offer solutions designed to enable Internet-based financial services have historically been volatile and may continue to be volatile. No public market for our shares existed before this offering, and after the offering an active public market for the shares may not develop. We will negotiate and determine the initial public offering price with the representatives of the underwriters based on several factors. This price will likely vary from the market price of the common stock after the offering.

FUTURE SALES OF OUR STOCK COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.


    Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have approximately 30,241,503 shares of common stock outstanding, approximately 30,841,503 if the underwriters' over-allotment option is exercised in full, based on shares outstanding as of December 31, 1999 and giving effect to the private placement that will occur concurrently with this offering, at a per share price of $8.00.


WITHIN 180 DAYS OF THE DATE OF THIS OFFERING, A SUBSTANTIAL NUMBER OF SHARES OF
  OUR COMMON STOCK WILL BECOME ELIGIBLE FOR SALE.

    Our officers and directors, substantially all of our existing shareholders and holders of options exercisable within 180 days of the date of this offering and the investors in the private placement that will occur concurrently with this offering have agreed with Credit Suisse First Boston Corporation not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. See "Shares Eligible for Future Sale" for further discussion of the shares that will be freely tradable after the date of this prospectus.

YOU SHOULD NOT RELY ON OUR FORWARD-LOOKING STATEMENTS.

    This prospectus contains forward-looking statements that involve risks and uncertainties that may cause our actual results to differ materially from any forward-looking statement. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of the prospectus.

    We do not guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                USE OF PROCEEDS


    We estimate our net proceeds from the sale of the 4,000,000 shares of our common stock offered in this offering will be approximately $28.7 million, or approximately $33.2 million if the underwriters exercise their over-allotment option in full, based on the initial public offering price of $8.00 per share and after deducting the underwriting discount and estimated offering expenses. We estimate that the net proceeds from the sale of 2,625,000 shares of our common stock in the private placement that will occur concurrently with the closing of this offering will be approximately $20.4 million, based on a per share price of $8.00 and after deducting the placement agent compensation payable by us. We estimate that the net proceeds from the sale of the warrant for 250,000 shares in the private placement that will occur concurrently with this offering will be approximately $1.4 million, after deducting the placement agent compensation payable by us.


    At this time, the principal purposes of this offering are to obtain additional capital to increase our financial flexibility and to create a public market for our common stock. We intend to use the net proceeds from this offering and the private placement that will occur concurrently with this offering as follows:


    - an estimated $8 million to $10 million for research and development;



    - an estimated $5 million to $8 million for capital expenditures;



    - an estimated $15 million to $25 million in connection with sales, marketing and administrative expenses, which will include the expansion of our sales and marketing organization; and


    - the remainder for working capital and general corporate purposes.

    These estimates, however, may not be accurate, and our actual use of proceeds may vary from these estimates. Our management will have broad discretion in the application of the net proceeds of this offering and the private placement that will occur concurrently with this offering.

    Pending any use, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. We intend to invest in only the highest rated or quality of securities that have at least one of the following ratings as rated by either Standard & Poor's, Moody's, Fitch, or another nationally recognized statistical rating organization:

    - Long-term--Aa3/AA- or better; and

    - Short-term--A1/P1 or better for taxable securities and VMIG1/SP1 for municipal securities.

Split ratings are not acceptable.

    From time to time, we may evaluate opportunities to acquire or invest in complementary businesses, technologies or products and may use a portion of the net proceeds from this offering and the private placement that will occur concurrently with this offering to enter into these type of transactions. We do not have any understandings, commitments or agreements with respect to any material acquisitions.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our capital stock. We intend to retain earnings, if any, to fund the operation and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

                               PRIVATE PLACEMENT


    724 Solutions Inc., Lehman Brothers Holdings Inc. and Huntington Bancshares Inc. have agreed to purchase directly from us, in the private placement that will occur concurrently with the closing of this offering, shares of our common stock having an aggregate purchase price of $21 million. Each of these investors will pay a total of $7 million for these shares. All of these shares will be unregistered shares purchased at the per share price to the public set forth on the cover page of this prospectus. Bank One Corporation has agreed to purchase directly from us, in a private placement that will occur concurrently with the closing of this offering, a warrant for 250,000 shares of our common stock with a per share exercise price equal to the per share price to the public set forth on the cover page of this prospectus and a term of three years. The purchase price for this warrant will be approximately $1.4 million, but will be subject to a downward adjustment to reflect the fair market value of the warrant on the date of this offering, applying the Black-Scholes option pricing model. These investors have agreed with us and the underwriters of this offering that they will not sell or otherwise dispose of any shares of common stock acquired in the private placement or upon exercise of the warrant until at least 180 days after this offering.

                                 CAPITALIZATION

    The following table should be read in conjunction with our Financial Statements and related notes included elsewhere in this prospectus. The table below sets forth the following information:

    - our actual capitalization as of December 31, 1999;

    - our pro forma capitalization after giving effect to the conversion of all 14,723,223 outstanding shares of redeemable convertible preferred stock into 14,723,223 shares of common stock, and after giving effect to the conversion of all 1,639,730 outstanding shares of convertible preferred stock into 1,639,730 shares of common stock; and


    - our pro forma as adjusted capitalization to give effect to the sale of 4,000,000 shares of common stock at an initial public offering price of $8.00 per share, less underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering, the sale of 2,625,000 shares of our common stock in the private placement that will occur concurrently with the closing of this offering at a per share price of $8.00, less placement agent compensation, and the sale of the warrant for approximately $1.4 million in the private placement that will occur concurrently with this offering, less placement agent compensation.


    The table below excludes the following shares:

    - 3,619,224 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999 under our 1997 stock option plan with a weighted average exercise price of $0.84 per share;

    - 4,000,000 additional shares of common stock available for issuance under our 2000 stock incentive compensation plan;

    - 333,333 shares of common stock available for issuance under our 2000 employee stock purchase plan; and

    - 250,000 shares of common stock issuable upon the exercise of the warrant sold in the private placement that will occur concurrently with this offering.


                                                                       DECEMBER 31, 1999
                                                             -------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL       PRO FORMA   AS ADJUSTED
                                                             --------      ---------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Capital lease obligations, less current portion............  $    177      $    177     $    177
Redeemable convertible preferred stock, no par value;
  14,723,223 shares issued and outstanding, actual, no
  shares issued and outstanding, pro forma and pro forma as
  adjusted.................................................    31,501            --           --
Shareholders' (deficit) equity:
  Convertible preferred stock, 40,000,000 shares
    authorized, no par value; 1,639,730 shares issued and
    outstanding, actual; no shares issued and outstanding,
    pro forma and pro forma as adjusted....................       910            --           --
  Common stock, 150,000,000 shares authorized, no par
    value; 7,253,550 shares issued and outstanding, actual;
    23,616,503 shares issued and outstanding, pro forma;
    30,241,503 shares issued and outstanding, pro forma as
    adjusted...............................................     3,482        35,893       86,345
Deferred stock-based compensation..........................    (2,877)       (2,877)      (2,877)
Accumulated deficit........................................   (13,221)      (13,221)     (13,221)
                                                             --------      --------     --------
  Total shareholders' (deficit) equity.....................   (11,706)       19,795       70,247
                                                             --------      --------     --------
    Total capitalization...................................  $ 19,972      $ 19,972     $ 70,424
                                                             ========      ========     ========

                                    DILUTION


    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering and the private placement. We calculate net tangible book value per share by dividing the net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of shares outstanding after giving effect to the conversion into common stock of all our outstanding shares of preferred stock. Our pro forma net tangible book value at December 31, 1999 was $19.8 million, or $0.84 per share, based upon 23,616,503 shares outstanding. After giving effect to (a) the sale in this offering of 4,000,000 shares of common stock at an initial public offering price of $8.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, (b) the sale of 2,625,000 shares of our common stock in the private placement that will occur concurrently with the closing of this offering at a per share price of $8.00, and after deducting the placement agent compensation payable by us, and (c) the sale of the warrant, which is exercisable for 250,000 shares of our common stock, for approximately
$1.4 million in the private private placement that will occur concurrently with the closing of this offering, and after deducting placement agent compensation payable by us, our pro forma net tangible book value as of December 31, 1999 would have been approximately $70.2 million or $2.32 per share. This represents an immediate increase in net tangible book value of $1.48 per share to existing shareholders and an immediate dilution in net tangible book value of $5.68 per share to new investors, or approximately 71.0% of the offering price of $8.00 per share. The following table illustrates this dilution on a per share basis.



Initial public offering price per share.....................            $  8.00
                                                                        -------
      Pro forma net tangible book value per share as of
        December 31, 1999...................................  $  0.84
                                                              -------
      Increase per share attributable to new investors......     1.48
                                                              -------
Pro forma net tangible book value per share after this
  offering and the private placement........................               2.32
                                                                        -------
Dilution per share to new investors.........................            $  5.68
                                                                        =======



    The following table shows on a pro forma basis at December 31, 1999, after giving effect to the automatic conversion into common stock of all of our outstanding shares of preferred stock, the total cash consideration paid to us and the average price per share paid by existing shareholders and by new investors in this offering and in the private placement at an initial public offering price of $8.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us:



                                 SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                               ---------------------   ---------------------   PRICE PER
                                 NUMBER     PERCENT      AMOUNT     PERCENT      SHARE
                               ----------   --------   ----------   --------   ---------
Existing shareholders........  23,616,503     78.1%    34,875,000     39.1%      $1.48
New investors................   6,625,000     21.9%    54,400,000     60.9%       8.21
                               ----------    -----     ----------    -----       -----
    Total                      30,241,503    100.0%    89,275,000    100.0%      $2.95
                               ==========    =====     ==========    =====       =====


    At December 31, 1999, options to purchase an aggregate of 3,619,224 shares of common stock at a weighted average exercise price of $0.84 per share were outstanding. This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options after December 31, 1999. The exercise of stock options outstanding under our stock option plans having an exercise price less than the offering price would increase the dilutive effect to new investors. If the underwriters exercise their over-allotment option in full, the following will occur:


    - the number of shares of common stock held by existing shareholders will decrease to approximately 76.6% of the total number of shares of our common stock outstanding after this offering; and



    - the number of shares held by new investors will increase to 7,225,000, or approximately 23.4% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

    The following selected financial data and other operating information are derived from our financial statements, which have been audited by KPMG LLP, independent auditors. The tables shown below represent portions of our financial statements and are not complete. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results of operations in future periods. See note 2 of the Notes to Financial Statements for an explanation of the method used to calculate basic and diluted net loss per share.

                                                             PERIOD FROM
                                                            APRIL 9, 1997          YEAR ENDED
                                                         (DATE OF INCEPTION)      DECEMBER 31,
                                                           TO DECEMBER 31,     -------------------
                                                                1997             1998       1999
                                                         -------------------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues...............................................        $   399         $ 3,393    $ 7,736
Cost of revenues.......................................            318           1,894      6,651
                                                               -------         -------    -------
Gross profit...........................................             81           1,499      1,085
                                                               -------         -------    -------
Operating expenses:
  Sales and marketing..................................            239             840      4,074
  Research and development.............................            594           1,353      3,165
  General and administrative...........................            671           1,233      3,272
  Amortization of deferred stock-based compensation....             --              --        967
                                                               -------         -------    -------
Total operating expenses...............................          1,504           3,426     11,478
                                                               -------         -------    -------
Loss from operations...................................         (1,423)         (1,927)   (10,393)
Other income...........................................             27              96        399
                                                               -------         -------    -------
Net loss...............................................        $(1,396)        $(1,831)   $(9,994)
                                                               =======         =======    =======
Basic and diluted net loss per share...................        $ (0.38)        $ (0.24)   $ (1.37)
Shares used in computing basic and diluted net loss per
  share................................................          3,771           7,427      7,399

Pro forma basic and diluted net loss per share.........                                   $ (0.62)
Shares used in computing pro forma basic and diluted
  net loss per share...................................                                    16,292

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  768    $   290    $  8,502
Investments.................................................       --         --      10,357
Working capital.............................................      424     (1,392)     16,976
Total assets................................................    1,164        948      25,902
Capital lease obligations, less current portion.............       --         --         177
Redeemable convertible preferred stock......................       --         --      31,501
Total shareholders' equity (deficit)........................      659     (1,165)    (11,706)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

    OVERVIEW

    We license software and provide professional and content services to financial service providers, such as banks, brokerages, insurance companies and financial portals. Our Voyager eFinance Suite enables our customers to provide scalable, reliable, and advanced Internet-based financial services, including Internet banking, electronic bill presentment and payment, and customer relationship management. Our recently introduced OneSource service enables financial service providers to provide their customers with a service that quickly consolidates all of their customers' financial information in one comprehensive location. Until the release of Voyager in December 1997, we were primarily engaged in research and development. Since then, we have released enhanced versions of Voyager in July 1998, April 1999 and December 1999.

    In December 1999, we entered into an agreement with Microsoft to provide our OneSource service to its MSN financial portal, MoneyCentral. Revenues derived from our OneSource service generally involve three elements, which consist of implementation fees, monthly service fees based upon financial institution interfaces and client user fees. Revenues associated with implementation are recognized ratably over the term of the service agreement. We recognized $27,000 of revenues from implementation fees in 1999. Revenues earned from OneSource monthly service fees are based on a monthly fee for each financial institution interface we have completed. Revenues earned from client user fees are based on a monthly fee for each user of the OneSource service. Both the OneSource monthly service fee and the client user fees are recognized as services are performed. We did not recognize any revenue in 1999 from monthly service fees or client user fees. We anticipate recognizing more revenues from our OneSource service in 2000.

    To date, we have derived a substantial portion of our revenues from licensing our software. We generally license Voyager on an end user basis, with our initial license fee based on a fixed number of end users. This fixed number currently ranges from 10,000 to 500,000 end users. As a customer increases its installed base of end users beyond the initial fixed number of end users, our software license requires the customer to pay us an additional license fee to cover additional increments of end users.

    We also derive revenues from providing professional services to customers. These professional services include implementation, custom software engineering, consulting, maintenance, training and hosting. Our software licenses are functionally dependent on implementation and custom software engineering services. Revenues derived from software licenses, therefore, are combined with revenues derived from the associated implementation and custom software engineering services and treated for revenue recognition purposes as one bundled revenue element. In most cases, revenues from this bundled element are recognized using the percentage of completion method. Revenues derived from custom software engineering services that are not required for our solutions to perform basic functions and from maintenance, training and hosting are not essential to the functionality of the software license or any other service and, therefore, are each treated as separate revenue elements. For the reported periods, the revenues derived from these services represented 7.9% and 8.9% of revenues for 1998 and 1999, respectively. Accordingly, these revenue streams are not reported separately from the revenues associated with software sales and implementation services. Maintenance revenues are recognized ratably over the term of the associated maintenance contract. Revenues derived from training, hosting and non-essential custom software engineering services are recognized as the services are performed.

    We record the unrecognized portion of billable fees as deferred revenues. Revenues recognized in excess of contractual billings are recorded as revenues in excess of billings.

    Historically, we have priced the implementation and associated custom software engineering service elements of our contracts on a fixed fee basis. The fees charged for these service elements did not adequately price the time and materials required to complete implementation and associated custom software engineering services on some of our more complex projects. Because the licenses are functionally dependent on implementation and custom engineering services, the revenues associated with these elements are bundled. The bundled revenues from each of our contracts exceeded the cost of revenues associated with each contract. Recently, we began pricing our implementation and custom software engineering services on a time and materials basis and began using a more standardized pricing model for our license fees.

    Cost of revenues consists primarily of salaries and related expenses for professional service personnel and outsourced professional service providers who are responsible for the implementation and customization of our software. Our cost of revenues also includes a royalty and purchases of equipment and materials. In connection with the purchase of the Voyager technology in 1997, we agreed to pay a royalty of seven percent of our revenues, up to a maximum of $1.75 million, of which we have incurred $815,000 as of December 31, 1999. We anticipate this royalty expense will cease in 2000. Any equipment we purchase to provide services to our customers is depreciated over the life of the equipment. From time to time to accommodate specific customers, we resell equipment and materials to these customers, and the expenses associated with the purchase of this equipment and materials is included within the cost of revenues in the year in which the resale occurs.

    Since incorporation, we have incurred substantial costs to develop and market our technology and to provide professional services. As a result, we have incurred net losses in each quarter of operation since inception and have accumulated a deficit of $13.2 million as of December 31, 1999. As we continue to grow our professional services, sales and marketing and research and development organizations and market our solutions both nationally and internationally, we anticipate that our cost of revenues and operating expenses will increase substantially in future quarters. Our limited operating history makes it difficult to forecast future operating results. As a result of the rapid evolution of our business and our limited operating history, we believe period-to-period comparisons of our results of operations, including our revenues and costs of revenues and operating expenses as a percentage of sales, are not necessarily indicative of our future performance.

    To date, our results of operations are substantially derived from operations in the United States. In 1999, two customers each accounted for more than 10% of our revenues, for a total of 32% of our revenues.

    In March 2000, we entered into an agreement to acquire InterTech Systems, Inc. InterTech Systems has developed technology that we expect will enhance our ability to gather financial information from Internet sites using hyper-text mark-up language for our OneSource service. Under the terms of the acquisition, InterTech Systems will be merged with and into us, and we will issue 138,638 shares of our common stock to the shareholders of InterTech Systems, 69,319 shares of which will be held in escrow for one year to secure the indemnification obligations of these shareholders. We expect this acquisition to close in April 2000.

    RESULTS OF OPERATIONS

    We have included our results of operations for the period from April 9, 1997, the date of our inception, to December 31, 1997 and the years ended December 31, 1998 and 1999. We believe period-to-period comparisons involving the period before the year ended December 31, 1998 are less meaningful than an analysis of more recent annual operating results. Accordingly, our discussion and analysis of our operating results are primarily focused on comparisons between the years ended December 31, 1998 and 1999.

    The table below sets forth our results of operations as a percentage of revenues for the periods indicated:

                                                           PERIOD FROM APRIL 9,             YEAR ENDED
                                                                   1997                    DECEMBER 31,
                                                          (DATE OF INCEPTION) TO      ----------------------
                                                            DECEMBER 31, 1997           1998          1999
                                                          ----------------------      --------      --------
STATEMENTS OF OPERATIONS DATA:
Revenues................................................           100.0 %             100.0 %        100.0 %
Cost of revenues........................................            79.7                55.8           86.0
                                                                  ------               -----         ------
Gross profit............................................            20.3                44.2           14.0
                                                                  ------               -----         ------
Operating expenses:
  Sales and marketing...................................            59.9                24.8           52.7
  Research and development..............................           148.9                39.9           40.9
  General and administrative............................           168.1                36.3           42.2
  Amortization of deferred stock-based compensation.....              --                  --           12.5
                                                                  ------               -----         ------
Total operating expenses................................           376.9               101.0          148.3
                                                                  ------               -----         ------
Loss from operations....................................          (356.6)              (56.8)        (134.3)
Other income............................................             6.5                 2.8            5.1
                                                                  ------               -----         ------
Net loss................................................          (350.1)%             (54.0)%       (129.2)%
                                                                  ======               =====         ======

    REVENUES

    Revenues increased from $399,000 for the period ended December 31, 1997, to $3.4 million for 1998, to $7.7 million for 1999. Higher revenues for each period were primarily due to sales to an increased number of customers, the timing of revenue recognition in accordance with authoritative guidelines and an increase in our average transaction size. We believe that our customer growth resulted from greater market acceptance of our solutions.

    COST OF REVENUES

    Cost of revenues increased from $318,000 for the period ended December 31, 1997, to $1.9 million for 1998, to $6.7 million for 1999. Gross profit increased as a percentage of revenues from 20.3% for the period ended December 31, 1997, to 44.2% for 1998. For the year ended December 31, 1999, gross profit declined to 14.0% primarily due to two factors. First, we incurred higher than anticipated expenses for outsourced professional service providers as our professional services personnel focused their efforts on implementing more complex and customized solutions for a larger number of customers and addressing Year 2000 issues associated with third-party products. We have increased the number of our professional services personnel from 10 at the end of 1998 to 51 at the end of 1999 to reduce the need for service outsourcing. Second, our customer contracts provided for a fixed implementation fee, which was less than the cost of the time and materials required to complete implementation of some of our more complex projects. We now use a method of pricing for the implementation of our solutions that is based on the actual time and materials required to complete implementation. In connection with the purchase of the Voyager technology in 1997, we agreed to pay a royalty of seven percent of our revenue, up to a maximum of $1.75 million, of which we incurred $294,000 and $493,000 in 1998 and 1999, respectively. We anticipate this royalty expense will cease in 2000.

    OPERATING EXPENSES

    SALES AND MARKETING EXPENSES. Sales and marketing expenses consist of salaries, commissions, and related expenses for personnel involved in marketing, sales and support functions, as well as costs associated with trade shows and other promotional activities. Sales and marketing expenses increased from $239,000 for the period ended December 31, 1997, to $840,000 for 1998, to $4.1 million for 1999. The increase from 1998 to 1999 was primarily attributable to the expansion of our sales and marketing organization from four at the end of 1998 to 36 at the end of 1999 resulting in increased costs of $1.7 million. The remaining increase was attributable to increased sales commissions associated with higher revenues and higher expenses associated with increased brand awareness efforts. We expect to continue to invest in our sales and marketing organizations to expand our customer base and increase brand awareness. We also anticipate sales and marketing expenses as a percentage of revenues will fluctuate from period to period in the near term depending on when new personnel are hired, the timing of new marketing programs and the levels of revenues recognized in each period.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of salaries and related expenses for engineering personnel and costs of materials and equipment associated with the design, development, testing and enhancement of our products. Research and development expenses increased from $594,000 for the period ended December 31, 1997, to $1.4 million for 1998, to $3.2 million for 1999. The increase from 1998 to 1999 was primarily attributable to the expansion of our research and development organization from 21 at the end of 1998 to 32 at the end of 1999, and to a lesser extent, increased costs of materials and equipment. We anticipate increased research and development expenses in the future as we hire additional engineering personnel and fund the development of new products and enhancements to existing products.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist of salaries and related expenses for executive, finance, human resources, legal, information systems management and administration personnel, as well as professional fees, corporate facility expenses, travel and other general corporate expenses. General and administrative expenses increased from $671,000 for the period ended December 31, 1997, to $1.2 million for 1998, to $3.3 million for 1999. The increase from 1998 to 1999 was primarily attributable to the expansion of our general and administrative personnel from six at the end of 1998 to 31 at the end of 1999, resulting in increased costs of $868,000. The remaining increase was attributable to expenses necessary to support our growing operations. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional expenses related to the anticipated growth of our business, the management of our international operations and our operation as a public company.

    AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION. In 1999, we recorded deferred stock-based compensation of $3.8 million in connection with stock options granted during 1999. This amount represents the difference between the exercise price of stock options granted to employees and the deemed fair value of our common stock at the time of the grants. In addition, this amount includes the fair value of stock options granted to non-employees. This amount is being amortized over the respective vesting periods of these options on an accelerated basis. For 1999, amortization of deferred stock-based compensation was $55,000 relating to cost of revenues, $432,000 relating to sales and marketing expenses, $39,000 relating to research and development expenses and $441,000 relating to general and administrative expenses. We did not record any deferred stock-based compensation during the period ended December 31, 1997 or for 1998. We expect amortization related to options granted in 1999 of $1.7 million, $788,000, $318,000 and $60,000 for 2000, 2001, 2002, and 2003 respectively. Based on grants of stock options in January 2000, we expect to record additional deferred stock-based compensation of approximately $3.0 million.

    OTHER INCOME

    Other income consists primarily of interest earned on cash and cash equivalents and short-term investments and, to a lesser extent, gains and losses recognized upon sale of our assets, interest expense, and other miscellaneous items. Other income increased from $96,000 for 1998 to $399,000 for 1999 as a result of interest earned on proceeds from the sale of preferred stock in 1999.

    QUARTERLY RESULTS OF OPERATIONS

    The tables below set forth our quarterly results of operations in dollars and as a percentage of revenues for our last five quarters. This data has been derived from unaudited financial statements that have been prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of this information. These unaudited quarterly results should be read in conjunction with the annual audited financial statements and notes thereto included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period and, therefore, conclusions should not be drawn about our future results.

                                                                        THREE MONTHS ENDED
                                                       -----------------------------------------------------
                                                       DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                         1998       1999       1999       1999        1999
                                                       --------   --------   --------   ---------   --------
                                                                          (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:

Revenues.............................................   $  923     $1,405    $ 1,337     $ 2,287    $ 2,707
Cost of revenues.....................................      432        762      1,232       2,045      2,612
                                                        ------     ------    -------     -------    -------
Gross profit.........................................      491        643        105         242         95
                                                        ------     ------    -------     -------    -------

Operating expenses:
  Sales and marketing................................      289        207        469       1,143      2,255
  Research and development...........................      383        468        535         703      1,459
  General and administrative.........................      476        320        515       1,015      1,422
  Amortization of deferred stock-based
    compensation.....................................       --         --         --          --        967
                                                        ------     ------    -------     -------    -------

Total operating expenses.............................    1,148        995      1,519       2,861      6,103
                                                        ------     ------    -------     -------    -------

Loss from operations.................................     (657)      (352)    (1,414)     (2,619)    (6,008)
Other income.........................................       27         25         80          62        232
                                                        ------     ------    -------     -------    -------

Net loss.............................................   $ (630)    $ (327)   $(1,334)    $(2,557)   $(5,776)
                                                        ======     ======    =======     =======    =======

                                                                         THREE MONTHS ENDED
                                                        -----------------------------------------------------
                                                        DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                                          1998       1999       1999       1999        1999
                                                        --------   --------   --------   ---------   --------
STATEMENTS OF OPERATIONS DATA:

Revenues..............................................   100.0%     100.0%      100.0%     100.0%      100.0%
Cost of revenues......................................    46.8       54.2        92.1       89.4        96.5
                                                         -----      -----      ------     ------      ------
Gross profit..........................................    53.2       45.8         7.9       10.6         3.5
                                                         -----      -----      ------     ------      ------

Operating expenses:
  Sales and marketing.................................    31.3       14.7        35.1       50.0        83.3
  Research and development............................    41.5       33.3        40.0       30.7        53.9
  General and administrative..........................    51.6       22.9        38.6       44.4        52.6
  Amortization of deferred stock-based compensation...      --         --          --         --        35.7
                                                         -----      -----      ------     ------      ------

Total operating expenses..............................   124.4       70.9       113.7      125.1       225.5
                                                         -----      -----      ------     ------      ------

Loss from operations..................................   (71.2)     (25.1)     (105.8)    (114.5)     (222.0)
Other income..........................................     2.9        1.8         6.0        2.7         8.6
                                                         -----      -----      ------     ------      ------

Net loss..............................................   (68.3)%    (23.3)%     (99.8)%   (111.8)%    (213.4)%
                                                         =====      =====      ======     ======      ======

    Revenues increased in each of the five quarters ended since December 31, 1998, except for the quarter ended June 30, 1999. Revenue increases were primarily due to sales to an increased number of customers, the timing of revenue recognition in accordance with authoritative guidelines and an increase in our average transaction size. As compared to the quarter ended December 31, 1998, our gross profit as a percentage of revenues decreased in each of the quarters of 1999, primarily due to higher than anticipated expenses for outsourced professional service providers and to our use of a fixed implementation fee rather than a fee based on time and materials. We have increased the number of our professional services personnel from 10 at the end of 1998 to 51 at the end of 1999 to reduce the need for professional service outsourcing, and we now use a method of pricing for the implementation of our solutions that is based on the actual time and materials required to complete the project.

    LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations primarily through private sales of preferred stock, with net proceeds of $31.4 million. At December 31, 1999, we had $8.5 million in cash and cash equivalents, in addition to $10.4 million in short-term investments consisting of commercial paper with original maturities between three and six months. In January 2000, we obtained a $3.0 million equipment line of credit with a financial institution. To a lesser extent, we have financed our operations through equipment and facility leasing arrangements.

    Net cash used in operating activities was $948,000 for the period ended December 31, 1997, $372,000 for 1998, and $8.6 million for 1999. In 1999, we used cash primarily to fund our net losses from operations.

    Net cash used in investing activities was $109,000 for the period ended December 31, 1997, $113,000 for 1998, and $13.1 million for 1999. In 1999, net cash used in investing activities was primarily attributable to purchases of property, plant and equipment and short-term investments. We expect that, in the future, any cash in excess of current requirements will be invested in short-term, investment-grade securities.

    Net cash provided by financing activities was $1.8 million for the period ended December 31, 1997, $7,000 for 1998, and $30.0 million for 1999. In 1999, net cash provided by financing activities consisted primarily of net proceeds from the issuance of preferred stock, offset by our repurchase of common stock from five of our shareholders.

    We have no material financing commitments other than obligations under our line of credit facilities and operating and capital leases. Future capital requirements will depend on many factors, including the timing of research and development efforts and the expansion of our facilities.

    We believe our current cash and cash equivalents and investments together with the net proceeds from the sale of the common stock in this offering and in the concurrent private placement will be sufficient to meet our working capital requirements for at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. If additional financing is required, we may not be able to raise it on acceptable terms or at all. Additional financing could result in dilution to our shareholders. If we are unable to obtain additional financing, we may be required to reduce the scope of our planned research and development and sales and marketing efforts, as well as the further development of our infrastructure.

    YEAR 2000 ISSUES

    Many installed computer systems, software and hardware devices are coded to two digits for time-sensitive dating purposes. Beginning with the year 2000, these date code fields need to be coded to four digits to distinguish between twentieth century and twenty-first century dates. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in other normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to properly perform date-sensitive functions after December 31, 1999.

    Our business is dependent on the operation of numerous systems that could be affected by problems related to the "Year 2000" issue. Those systems include, among others:

    - software products sold to our customers;

    - hardware and software systems used by us to deliver products and services to our customers, including our proprietary solutions and software supplied by third parties;

    - hardware and software systems used internally by us in the management of our business;

    - communication networks such as the Internet and private intranets;

    - internal systems of our customers and suppliers; and

    - non-information technology systems and services, such as energy and utility suppliers, telephone systems and building systems, and financial institutions and transportation providers.

    We are not aware of any Year 2000 compliance problems internally or externally that would have a material adverse effect on our business. In early 1999, we created a team to oversee the audit and resolution of potential Year 2000 problems. Since that time, we have evaluated the readiness of our systems and products for Year 2000 compliance, and we believe these systems are able to properly perform date-sensitive functions after December 31, 1999.

    To date, we have incurred $30,000 in costs to improve our internal information technology systems and prepare for Year 2000 readiness efforts. We have not tracked internal costs such as payroll costs for our information systems group for our Year 2000 review activities. We expect that any additional costs for Year 2000 compliance of internal systems will be minimal.

    Because we have not found any systems on which we depend to be non-compliant, we have determined that a contingency plan is not required. However, we may not have identified and remediated all significant Year 2000 problems, and any unknown problems may adversely affect our business. Further remediation efforts may involve significant time and expense, and customer difficulties with Year 2000 issues might require us to allocate additional resources to resolve underlying problems. Finally, although we have not been made a party to any litigation or arbitration proceeding related to Year 2000 issues, we may in the future be required to defend our products or services in these types of proceedings or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, regardless of the merits of these disputes, and any liability for Year 2000-related damages, including consequential damages, could harm our business.

    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    At December 31, 1999, we had cash and cash equivalents and short-term investments of $18.9 million, which consist of cash and highly liquid short-term commercial paper. Our investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A decline in interest rates over a sustained period would reduce our interest income. All of our revenues recognized to date have been denominated in United States dollars and substantially all of our revenues are from customers in the United States. Although substantially all of our revenues have been from United States customers, we expect to recognize more significant revenues from international markets, and those revenues will likely be denominated in currency from those international markets. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of the international currencies in those markets in relation to the U.S. dollar and could be harmed.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES, (SFAS No. 133). SFAS No. 133, as amended by Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We will adopt SFAS No. 133 and SFAS No. 137 for the quarter ending March 31, 2001. We do not expect the adoption of SFAS No. 133 and SFAS No. 137 to have a significant impact on our results of operations, financial position or cash flows.

                                    BUSINESS

OVERVIEW

    We are a provider of solutions that enable banks, brokers, financial portals and other financial service providers to rapidly deploy Internet-based financial services. Our solutions allow consumers to conduct financial transactions, view personal and market financial information, pay bills and access other financial services on the Internet. Our Voyager eFinance Suite is a software platform combined with a set of applications for Internet banking, electronic bill presentment and payment, targeted marketing and online customer relationship management. Our recently introduced Corillian OneSource service aggregates financial information from numerous banks, financial institutions and financial portals and other financial service providers and delivers this content to our subscribers. By subscribing to OneSource, financial service providers can offer their customers a service that quickly consolidates all of their customers' financial information in one comprehensive location. Our software integrates into existing database applications and systems and enables them to monitor transactions across all systems in real time. Our solutions are also designed to scale to support millions of users. Our current Voyager customers include Citibank, Quicken.com, SunTrust Bank and Wachovia Bank. Microsoft, through the MSN financial portal, MoneyCentral, is our initial OneSource subscriber.

INDUSTRY BACKGROUND

    The Internet has become an integral part of the daily lives of millions of consumers because of the functionality and convenience it offers. In addition to more traditional uses such as email, the Internet is being used increasingly to conduct financial transactions and deliver financial services. Internet users are increasingly demanding Internet-based financial services, such as access to financial information over the Internet, real-time access to stock quotes and investment portfolio information, and Internet bill payment services. The benefits that consumers derive from Internet-based financial services include:

    - twenty-four hour, real-time access to information and financial services from any Internet device;

    - convenient and inexpensive bill presentment and payment tools;

    - improved personal finance management; and

    - the presentation of comprehensive, consolidated financial data.

As a result of these benefits, personal finance content is one of the most popular content categories on the Internet.

    The growth in Internet usage and the popularity of personal finance content have changed the competitive landscape of the financial service industry by attracting new competitors that face lower barriers to entry. Examples of these are Internet brokerages and portals, such as E*Trade, Schwab, AOL, Quicken.com and Yahoo!, that have established Internet sites that offer consumers real-time access to personalized financial information. We believe these new competitors within the financial service industry will need to enhance and expand their Internet-based financial services to attract new customers and retain and capture greater attention from their existing customers.

    Within this environment, we believe many traditional financial institutions such as banks, insurance companies and full-service brokerages, risk losing customers if they do not use the Internet to offer Internet-based financial services. Financial institutions, especially banks, have traditionally adopted technologies that have allowed them to create closer, more profitable relationships with their customers. With the rise of the Internet, many financial institutions are recognizing they will require more cost-effective Internet-based financial solutions with greater functionality to help them differentiate their service and product offerings and expand their market share. According to estimates from International Data Corporation, the number of users banking on the Internet will expand from 8.1 million in 1998 to 39.8 million in 2003, and the number of banks offering Internet-based financial services will increase from 1,150 in 1998 to 15,845 in 2003.

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    Traditional financial institutions, online brokerages, Internet portals and other Internet financial service providers are competing to become full-service financial portals that offer consumers a simple, one-stop site for all of their financial needs. To offer competitive Internet-based financial products and services on their Internet sites, we believe these competitors will need to deploy comprehensive Internet finance solutions.

    Significant challenges are involved in deploying Internet finance solutions. Most notably, multiple heterogeneous computing environments, including existing systems, packaged applications, Internet application servers and other emerging technologies, must be integrated and must be able to communicate with each other to provide customers with real-time data and to allow them to conduct financial transactions. In addition, external systems, such as those of credit card companies and bill payment providers, must be integrated with internal systems in a secure and reliable manner. These technical challenges are magnified by the speed with which these services must be brought to market. Most financial institutions do not have the technical skills or resources to rapidly design and deploy these services. In addition, although some online brokers and financial portals have the technical skills and resources to develop and deploy Internet finance solutions, they are subject to significant time-to-market competitive pressures and seek to maintain their focus on their core competencies. For most of these financial service providers, internally developing and deploying Internet finance solutions can be expensive and take in excess of one year. As a result, many of these financial service providers are realizing that if they want to deploy an Internet-based financial product or service more quickly and efficiently, they need a comprehensive, outsourced packaged software and service solution.

THE CORILLIAN SOLUTION

    We are a provider of solutions that enable financial service providers to deploy Internet-based financial services. Our solutions include a comprehensive suite of software and a content service, both of which are combined with our professional services to form a complete outsourced solution for offering Internet-based financial services.

    Our Voyager eFinance Suite consists of a software platform and a menu of applications built upon that platform, all of which we can provide on a hosted basis or which can run on our customers' premises. Voyager integrates with our customers' existing databases and systems and enables them to monitor transactions across all systems in real time. We have developed software applications for Internet banking, electronic bill presentment and payment, targeted marketing and online customer relationship management. We can provide our customers with wireless delivery capabilities for all of these applications.

    Our recently introduced OneSource service aggregates financial information from banks, brokerages and other financial service providers and delivers this content to our subscribers. By subscribing to OneSource, financial service providers can offer their customers a service that consolidates all of their customers' financial information in one comprehensive location. As a result, a subscriber's customer can see financial information from all of his or her accounts in one place.

    We believe our products and services provide the following benefits to our customers:

    ACCELERATED TIME TO MARKET. Using our Voyager platform, financial institutions can deploy Internet-based financial services to their customers within as little as 90 days, depending on the complexity of the project and the degree of customization involved with the project. In addition, we provide comprehensive systems integration and implementation services and customer support to complement the flexible architecture of our solutions.

    HIGHLY SCALABLE AND EXTENSIBLE PLATFORM. Our software platform has been designed to be highly scalable to meet the evolving needs of our customers. Independent laboratory test results indicate that Voyager can support Internet banking programs for more than 3.5 million users. In addition, Voyager

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
has been designed using universal standards, including eXtensible Markup Language for communication, Open Financial Exchange for financial transactions, and Microsoft's Distributed interNet Applications Architecture for Financial Services for interoperability. This architecture enables our customers to deploy new Internet-based financial services by adding applications to our platform at any time and by integrating future applications to any Internet connected point-of-presence.

    FLEXIBILITY AND CONTROL. We offer our customers the option of hosting the Voyager suite on their own premises or having the Voyager suite hosted in our managed facility. Our customers may request that we host their Voyager deployment because they lack sufficient resources or the appropriate systems to host Voyager on their premises. In addition, our customers can reduce their information technology costs by outsourcing application hosting services with us. We offer customers the opportunity to transfer operation of Voyager to their own premises at any time. This flexibility provides our customers with the option to gain or retain operational control of a Voyager deployment over time.

    ADVANCED TECHNOLOGY AND CONTINUED INNOVATION. We believe our solutions provide the only comprehensive solution with a broad range of applications that can be delivered on the desktop or by wireless access. We offer certified Internet financial applications using the Open Financial Exchange data standard, and we have helped to define industry standards such as Microsoft's Distributed interNet Applications Architecture for Financial Services.

    REDUCED COST OF INTERNET OPERATIONS. Our products lower the costs associated with our customers' Internet operations primarily by reducing the cost of internal development. Our software solutions provide all of the functionality for Internet-based financial services in a single comprehensive package. This eliminates the cost of purchasing, integrating and installing separate solution components from multiple vendors.

STRATEGY

    Our objective is to be the leading provider of Internet finance solutions to both traditional and emerging Internet financial service providers. To that end, we seek to establish Voyager and OneSource as the platform of choice for Internet finance. To achieve this objective, we intend to pursue the following strategies:

    INCREASE MARKET SHARE. To date, we have focused our sales and marketing efforts to target the largest financial institutions and financial portals. We intend to continue targeting large, industry-leading financial institutions and financial portals by increasing our sales and marketing efforts, and we intend to develop other markets including small to mid-size financial institutions, insurance companies, brokerages and consumer finance companies.

    EXPAND BREADTH OF PRODUCT AND SERVICE OFFERINGS. The majority of our current financial applications support retail product delivery, including features for Internet banking, electronic bill presentment and payment, interfacing with personal finance managers through the Open Financial Exchange data standard, access to wireless devices like the Palm VII, and consolidated financial information access. We intend to expand our product offerings to include new functions, such as loan origination, deposit account origination and brokerage transactions. Although we already provide balance reporting and other treasury functions for the commercial needs of some of our customers, we intend to expand our commercial banking products.

    COLLABORATE WITH TECHNOLOGY LEADERS. Our products and services adhere to existing industry standards and have been designed to meet the openness and scalability required of Internet solutions. We will continue to collaborate with companies to develop new technologies and to encourage the adoption and implementation of universal standards that can foster and simplify the exchange of

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
financial information through the Internet. We intend to continue investing in research and development to meet the needs of our customers as they evolve their Internet offerings.

    LEVERAGE AND EXPAND STRATEGIC RELATIONSHIPS. We intend to leverage our relationships with leading systems integrators and value-added resellers to extend our reach and provide our customers with more comprehensive, customized solutions. We intend to continue to expand and build additional relationships with key systems integrators and value-added resellers. In addition, we believe that forging relationships with key technology vendors is critical to delivering a comprehensive solution to financial service providers. Our existing strategic partners include Intuit, Microsoft, Parkers' Edge and Yahoo!. We intend to develop additional relationships to expand the scope of our functionality, and for co-marketing and distribution purposes.

    INCREASE INTERNATIONAL SALES. As the Internet adoption rate accelerates overseas, we believe international financial services will rapidly follow the transformation seen in the United States. We believe significant international market demand will exist for Internet finance solutions as financial institutions in Europe and Asia, in particular, move to deliver services on the Internet. In January 2000, we entered into a reseller agreement with Parkers' Edge for the distribution of our solutions in Australia and New Zealand. We intend to devote significant resources to develop international markets, both through direct sales channels and indirect sales partners.

PRODUCTS AND SERVICES

    Our solutions enable financial institutions, Internet portals and other Internet financial service providers to offer their customers a variety of financial services over the Internet, including Internet banking, electronic bill presentment and payment, and consolidated financial account access. We also offer a variety of services to support our customers throughout the process of implementing and maintaining our solutions.

VOYAGER EFINANCE SUITE

    The Voyager eFinance Suite is a software suite composed of a variety of applications, each of which can be licensed individually or as an entire suite, depending on customer preference. Any application not initially licensed by a customer can be added at any time following the initial implementation.

    The Voyager eFinance Suite includes the following applications:

    CONSUMER BANKING. Our Consumer Banking Suite enables financial institutions to offer their retail customers secure, real-time access to transactional banking services through the Internet. These services can be delivered to the desktop or accessed by wireless devices. Internet users can receive their consolidated account information and transaction history and conduct financial transactions, such as transfers and loan payments, over the Internet 24 hours a day, seven days a week. The financial institutions can choose standard browser-based user interfaces or more customized Internet templates and online screens.

    ELECTRONIC BILL PRESENTMENT AND PAYMENT. Our Electronic Bill Presentment and Payment Suite enables financial service providers to offer their customers electronic bill payment services and to deliver bills to their customers through a standard Internet page, through supported personal finance management software, such as Quicken or Microsoft Money, or as a digital image of a scanned paper bill. A financial service provider can choose to deliver its own bills, the bills of direct billing businesses, or the bills of third party bill presentment providers, such as CheckFree and TransPoint. By consolidating all bill presentment and payment options, our solution enables Internet users to pay bills in the same program where they do most of their financial transactions. This application also enables

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financial institutions to extend their product and service features for their customers and to present bills on behalf of their business customers.

    SMALL BUSINESS BANKING. Our Small Business Banking Suite enables financial institutions to offer their small business customers secure, real-time access to account history and the ability to conduct cash management functions through an Internet browser or accounting packages like QuickBooks. Businesses can control access to business banking and account features to provide financial and audit controls for their staff and can reconcile accounts instantly.

    OPEN FINANCIAL EXCHANGE PUBLISHING. Our OFX Publishing Suite enables financial institutions to offer their customers the ability to integrate their financial information with personal financial management software, such as Quicken, QuickBooks and Microsoft Money, or internet portals such as Yahoo! Finance and MSN MoneyCentral. Each of our solutions was designed using the Open Financial Exchange data standard. This data specification streamlines the process financial service companies must employ to connect with financial data centers and to interface with personal financial management software.

    TARGETED MARKETING. Our Ad Manager Suite provides financial institutions with the tools to individually target their customers and present them with opportunities to purchase products and services. Advertisements can be customized using customer profile information gathered from the financial institutions' data system and from data derived from customer usage of the Voyager system. For example, a financial institution can segment customers who have a balance of $10,000 or greater in a savings account, pay three credit cards online, and have a high profitability index, and establish a targeted marketing campaign for selling certificates of deposit to these customers. The targeted campaign can contain any number of messages, each of which can convey product information in different styles or formats and in different sequences. Our application can react immediately to customer profile changes and terminate messages to customers who have already purchased the marketed product.

    CONTROL CENTER. Voyager Control Center is an application that allows our customers to monitor and administer other applications in the Voyager eFinance Suite. Optional modules, including Report Center and Relationship Center, may be added for additional capabilities. For example, an administrator may use Control Center to view Internet usage, track new customer additions and monitor the effectiveness of Internet advertising.

CORILLIAN ONESOURCE

    Our recently implemented OneSource is a service that acquires and aggregates financial information from different banks, brokerages and other financial service providers and delivers this content to our subscribers. As a result, a subscriber's customer can see all of his or her financial information from different accounts in one place and only needs to remember one login identification name and password to access all of this financial information. OneSource simply gathers the requested financial information from all of the customer's accounts and delivers this content back to the customer through the OneSource subscriber's website. Microsoft, through the MSN financial portal, MoneyCentral, is our initial OneSource subscriber.

    We intend to establish OneSource as a comprehensive network of financial information that we can offer to our subscribers. Some of the key features of OneSource include:

    CONSOLIDATED ACCOUNT ACCESS FROM MULTIPLE SOURCES. After a financial service provider's customer inputs the necessary account information and access codes into the OneSource system, OneSource is able to gather financial information from multiple financial transaction systems and aggregate the information in one centralized location. This enables the customer to collect in one comprehensive location his or her financial information from banks, brokerages, insurance companies, credit card

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companies and other financial institutions. Each time the customer accesses his or her personal financial Internet page on the financial service provider's Internet site, the financial information can be updated to present a snapshot of the customer's financial picture.

    CHOICE OF OPTIONS FOR DEPLOYMENT. OneSource was designed to support the needs of many different financial service providers. Some financial service providers have their own platforms for deploying Internet finance solutions and only want to retrieve consumer data that can be easily displayed and processed by their existing systems. We built OneSource using the Open Financial Exchange standard, so a customer can simply treat OneSource as a source of content to display in its own user interface. Other financial service providers require a complete solution for deploying consumer aggregation services. For these customers, we have created a version of our Voyager eFinance Suite for deploying OneSource.

    EXPANDED SERVICES WITHOUT LOSING BRAND IDENTITY. OneSource is a content service, and our subscribers can control how this content is displayed to their customers. This allows our subscribers to deploy a new Internet-based financial service while maintaining the look, feel and branding of their existing websites.

PROFESSIONAL SERVICES

    We offer a package of professional services designed to fulfill our customers' needs throughout the process of product design, implementation and operation. Our services include:

    IMPLEMENTATION SERVICES. Our implementation services begin during the pre-sales stage. Our implementation experts perform an analysis of a potential customer's product requirements and determine how these products can best be integrated with the customer's existing host infrastructure. We then develop a site survey and a project plan recommendation. Once we are chosen to install our applications, our professional service team works with the customer to ensure that every solution is integrated with the customer's existing financial transaction system for delivery over the Internet. If necessary, we write custom interfaces to handle transaction requests, validate those requests and convert them to a standard format for Internet-based presentation or to the Open Financial Exchange format for delivery to personalized financial management software. We also customize our Internet templates to provide our customers with a user interface that complements its brand recognition, design elements, color schemes and corporate logos. The implementation process is generally completed in 90 to 270 days, depending on the complexity of the project. The fees for our implementation services vary from project to project, depending on the size of the customer and the products and services selected by the customer.

    HOSTING SERVICES. We offer hosting services to our customers that prefer to have us handle all of their Internet-based financial systems. Under this service option, the Voyager servers reside at our managed facility, and our staff monitors and maintains the servers. Our services include weekly log auditing, installation and configuration of servers, and staff to help our customers manage system performance and daily operations. We charge a monthly hosting fee that varies based on the number of users of the hosted site.

    CONSULTING SERVICES. By consulting with our staff, our customers can select and design an electronic commerce strategy. In addition to consulting with our customers on the range of products and services available to them, we help our customers with product and Internet site design. For customers that lack in-house network security professionals, we help develop the appropriate network and security protection features to ensure a secure system.

    SUPPORT SERVICES. We offer several levels of technical and maintenance support for our customers. These levels are designed to meet our customers' needs and those of their customers. Our support fees

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
vary based on which level of support the customer selects. In addition to technical support, we provide annual maintenance support for each customer. These maintenance services entitle the customer to updates and modifications of the Voyager application server and licensed software solutions.

    TRAINING SERVICES. We make available to our customers a variety of training modules and supporting materials to help them use our applications. All courses are led by our staff and can be conducted at either a customer's location or at our headquarters.

CUSTOMER CASE STUDIES

    The following case studies illustrate how some of our customers are using the Voyager eFinance Suite to meet their customers' Internet finance needs:

    CITIBANK

    Citibank is one of the world's largest banks and serves over a million consumers through the Internet.

    Opportunity: As a major bank servicing its customers' remote banking needs, Citibank needed a solution to enable its customers to connect directly to the bank using Open Financial Exchange-enabled interfaces, such as Quicken and Microsoft Money, and to have access to real-time financial data.

    Solution: Citibank recently licensed the Voyager OFX Publishing Suite. This solution will allow Citibank's customers to have real-time access to their Citibank accounts over the Internet and to interface with personal financial management software, such as Quicken and Microsoft Money.

    INTUIT

    Intuit is a financial software and Internet-based services company that develops and markets Quicken-Registered Trademark-,
TurboTax-Registered Trademark-, QuickBooks-Registered Trademark- and the Quicken.com Internet site-Registered Trademark-. Quicken.com is a leading financial Internet site, offering a comprehensive set of financial news, information and tools, including insurance, mortgage, investment and tax preparation services. Intuit's products and services enable individuals, small businesses and financial professionals to better manage their financial lives and businesses.

    Opportunity: As a major provider of Internet-based financial services to consumers, Intuit needed to quickly deploy Internet-based bill payment and presentment services to the millions of users who use its Quicken.com Internet site. Intuit offers bill payment and presentment services under a license agreement with a joint venture in which Intuit is a participant.

    Solution: Voyager Electronic Bill Payment technology was incorporated into the bill payment and presentment services offered by Intuit. The Voyager technology enables consumers to pay all their household bills over the Internet.

    SUNTRUST BANK

    SunTrust is the ninth largest bank in the United States, with assets of over $92.8 billion as of September 30, 1999.

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
    Opportunity: SunTrust needed to deploy a comprehensive solution to provide a broad range of Internet-based financial services to it customers. Additionally, SunTrust sought a solutions provider that could implement the solution initially on a hosted basis, but that provided the flexibility to migrate the solution in-house if the need arose.

    Solution: SunTrust has licensed the Voyager eFinance Suite for complete Internet banking and bill payment. The solution enables SunTrust customers to use their browser or personal financial manager (Quicken or Microsoft Money) to perform balance and statement reviews, fund transfers, and bill payment. SunTrust chose to have us host the applications initially in our managed data center. SunTrust retains the ability to transfer the platform to its own location at a future date.

CUSTOMERS

    We target large financial institutions, financial portals and other financial service providers that are seeking scalable, reliable and advanced solutions that enable them to offer Internet-based financial services. We have provided our solutions primarily to two major industry groups--large financial institutions (primarily banks) and financial Internet portals. In 1999, Wachovia and Intuit each represented more than 10% of our revenue. As of December 31, 1999, our customers included:

BANKS                               CREDIT UNIONS                       INTERNET PORTALS
-----                               -------------                       ----------------
                                    Desert Schools Credit Union         Intuit's
AmSouth Bank                                                            Quicken.com

Bank of Stockton                    Luke Federal                        MSN's MoneyCentral

Capitol Federal Savings Bank        Meriwest Credit Union

Citibank                            Mission Federal Credit Union

Crestar Bank                        Provident Federal Credit Union

Downey Savings & Loan               Royal Credit Union

Hibernia Bank                       State Employees Credit Union

M&T Bank                            Suncoast Federal Credit Union

Sanwa Bank                          Tech Federal Credit Union

SunTrust Bank                       Tennessee Valley Credit Union

Wachovia Bank                       United Airlines Credit Union

                                    Vista Credit Union

SYSTEMS AND TECHNOLOGY

THE VOYAGER SYSTEM

    The Voyager application server is a scalable platform that uses a three-tiered architecture, connecting end-users to the existing host systems of financial institutions. Voyager routes and validates requests, formats transaction responses and stores and forwards bill payment instructions.

    The three layers of the Voyager application server each have a specific functional focus. The Web Server layer is responsible for presentation interaction with the customer, handling hyper-text mark-up language to the browser, or the Open Financial Exchange data standard to the connected financial software or wireless device. The Transaction Processor layer controls the business logic for the user's request, directs the request to the appropriate host target, and assembles the results. The Host Server layer interprets and formats the transaction for the existing host system, then analyzes and returns the data fields from the response. Optional applications provide incremental services, such as batch processing of bill payment transactions or collection of electronic bills.

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
THE ONESOURCE SYSTEM

    OneSource is a solution that allows a subscribing financial service provider to display aggregated information from banks, brokerages, and other financial service providers. Rather than visiting each financial institution's Internet site individually, consumers can authorize OneSource to collect all of their account information on their behalf. OneSource will then utilize universal Internet data standards to gather and store updated data. When the consumer next signs on to the subscribing financial service provider, the aggregated list will be available for viewing.

    In March 2000, we entered into an agreement to acquire a technology developed by InterTech Systems that we expect will enhance our ability to gather financial information from Internet sites using hyper-text mark-up language.

CORILLIAN TECHNOLOGY

    Our systems are designed to provide real-time data acquisition, processing and presentation for applications used to offer Internet-based financial services. Specific components and features of the technology we use to provide these benefits include:

    - SCALABLE FRAMEWORK. Each of the layers of the Voyager application server is a software component that can be replicated within the Voyager configuration for redundancy and scalability. By adding an incremental component, work is distributed among servers across a network. Internal load balancing is managed by the Voyager Transaction Request Broker, a transaction monitor technology.

    - FLEXIBLE INTERFACES. Voyager is designed to integrate with virtually any existing host system, providing a means for financial service providers to easily bring existing applications to the Internet. Our host server technology allows multiple simultaneous access to different existing and third party systems. In addition, browser interfaces are customizable in form and function, allowing the financial service provider to display unique branding, advertising, and extended functionality.

    - ADVANCED ARCHITECTURE. Voyager uses Microsoft's Distributed interNet Applications Architecture for Financial Services, a standards-based framework. This architectural standard allows our applications to interoperate with other application servers, such as teller and call center platforms and automated teller machine delivery systems.

    - OPEN FINANCIAL EXCHANGE DATA STANDARD. Voyager employs the Open Financial Exchange data standard, which was developed by Microsoft, CheckFree and Intuit to provide a unified specification for the electronic exchange of financial data among financial institutions, businesses and consumers over the Internet. This data specification standardizes the connection to financial data centers and to personal financial management software. By using the Open Financial Exchange data standard, all financial information retrieved from a financial institution can be quickly downloaded to consumer software programs, such as Microsoft Money and Quicken.

STRATEGIC ALLIANCES AND PARTNERSHIPS

    We have marketing, technology, and resale alliances with a number of companies in the technology and financial services industries and will continue to pursue new alliances with additional companies within these industries. These alliances are intended to help us address new vertical markets and market segments and to enable us to provide our customers with access to additional resources and technology to enhance and customize our solutions. Some of our more significant strategic partners include:

    724 SOLUTIONS

    In March 2000, we entered into a non-binding letter of intent with 724 Solutions to establish a strategic relationship aimed at offering financial service providers a platform for mobile consumer Internet-based financial services using handheld devices. The letter of intent is non-binding, and we do not assure you that the parties will be able to enter into a definitive, binding agreement regarding this relationship.

    CHECKFREE

    CheckFree designs, develops and markets services that enable consumers to make electronic payments and collections, automate paper-based recurring financial transactions and conduct secure transactions on the Internet. CheckFree is our primary partner for remittance processing and was a developer with Intuit and Microsoft of the Open Financial Exchange data standard. We have developed a number of Voyager interfaces to CheckFree systems.

    E-PROFILE

    E-PROFILE is a subsidiary of Sanchez Computer Associates that was formed to provide a broad range of solutions to financial institutions that engage in Internet-only financial services. In March 2000, we entered into an agreement with E-PROFILE under which E-PROFILE will act as a reseller of our solutions.

    INTUIT

    Intuit is a financial software and Internet-based services company that develops and markets the following products: Quicken, the personal finance software; TurboTax, the tax preparation software; and QuickBooks, the small business accounting software. As a developer of the Open Financial Exchange data standard, Intuit works closely with us to test new Open Financial Exchange transaction sets for Quicken and QuickBooks. Intuit has also deployed our Voyager platform for bill presentment and payment on the Quicken.com Internet site.

    MICROSOFT

    Microsoft is the publisher of the Windows NT platform, the Microsoft Money personal financial management program and the provider of the financial portal, MoneyCentral. Microsoft invited us to participate in the technical definition of Distributed interNet Applications Architecture for Financial Services, Microsoft's application interoperability architecture. We demonstrated the reference implementation of Distributed interNet Applications Architecture for Financial Services on stage at Microsoft's FinNet conference in October 1998 and work directly with the Microsoft Financial Desktop team in testing new Open Financial Exchange transaction sets for Microsoft Money. We are a vendor for Windows NT products and retain a seat on the Distributed interNet Applications Architecture for Financial Services work group.

    PARKERS' EDGE

    Parkers' Edge is an independent Internet commerce and voice commerce consulting and solutions company based in Sydney, Australia and Auckland, New Zealand. As a provider of Internet banking solutions in Australia, Parkers' Edge focuses on delivering Internet commerce solutions to the financial services industry. In January 2000, we entered into a reseller agreement with Parkers' Edge for the distribution of our solutions in Australia and New Zealand.

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
    TRANSPOINT

    TransPoint is a joint venture of Microsoft and First Data Corporation that uses existing payment systems to allow consumers to access and pay their bills through the branded home-banking services of participating financial institutions as well as other customer service providers.

    YAHOO!

    Yahoo! is a leading global Internet media company serving 105 million users worldwide through its Yahoo! portal site. Yahoo! Personal Finance is an area of Yahoo! where consumers can manage their personal financial assets, including stocks and bank account information. We have entered into a joint sales and marketing agreement with Yahoo! to market our OFX Publishing Suite to financial institutions that want to display account information on Yahoo!.

SALES AND MARKETING

    We sell our software and services primarily through our direct sales organization. As of December 31, 1999, our sales force consisted of 19 personnel operating out of our headquarters. Our direct sales efforts have been primarily focused on domestic financial service providers, such as banks and financial portals. We recently began complementing our direct sales efforts through joint sales and marketing arrangements with Internet companies, Internet-based technology vendors and financial service providers, such as Yahoo!. In January 2000, we entered into a reseller agreement with Parkers' Edge for the distribution of our solutions in Australia and New Zealand. We intend to increase our international sales by pursuing new reseller arrangements and establishing a direct sales effort abroad.

    Our sales process features a multi-tiered approach that requires the involvement of our field sales personnel, our technical professionals and members of our senior management. Our sales process simultaneously targets senior business executives, personnel responsible for Internet-based initiatives and systems engineers. We employ this multi-leveled approach to accelerate the purchasing cycle. Our products are complex, however, and sales and implementations can be delayed due to our customers' procedures for approving large capital expenditures and deploying new technologies within their networks. As a result, our sales cycle can vary significantly and typically ranges from three to nine months.

RESEARCH AND DEVELOPMENT

    As of December 31, 1999, our product development staff consisted of 32 engineers. Their development efforts are focused on:

    - ENHANCEMENTS TO EXISTING PRODUCTS AND SERVICES. We continue to update and modify our solutions to enhance quality, performance and scalability, to extend functionality to address our customers' changing needs, and to take advantage of improved technology within our industry.

    - DEVELOP NEW PRODUCTS AND SERVICES. We are working to expand our product and service offerings. We intend to expand our product offerings to include new retail functions, such as loan origination, deposit account origination and brokerage transactions. We also intend to explore opportunities within the wholesale banking channel to include features for cash management and other commercial banking products.

    - PARTICIPATE IN TECHNOLOGY TESTING AND COLLABORATION. We have participated in the development of industry data standards and will continue to collaborate with companies to develop new technologies and to encourage the adoption and implementation of open standards that can foster and simplify the exchange of financial information through the Internet.

COMPETITION

    The market for providing solutions to the Internet financial services industry is highly competitive, and we expect that competition will intensify in the future. We compete with a variety of companies in various segments of the Internet-based financial services industry, and our competitors vary in size and in the scope and breadth of the products and services they offer. In the area of Internet consumer banking, we primarily compete with other companies that provide outsourced Internet finance solutions to large financial institutions, including S1, Integrion, HFN/Sybase and Brokat. In addition, vendors such as Digital Insight, FundsXpress, nFront, Online Resources and Communications and Virtual Financial, who primarily target community financial institutions, occasionally compete with us for large financial institutions. In addition, several of the vendors offering data processing services to financial institutions, including EDS, Fiserv, Jack Henry and M&I Data Services, offer their own Internet banking solutions. Local competition for Internet consumer banking services is provided by many smaller Internet service outsourcing companies located throughout the United States. Our primary competition for providing the business banking services that financial institutions offer their commercial customers are vendors of cash management systems for large corporations such as ADP, Brokat, Magnet and Politzer & Haney.

    Our software modules and OneSource service also compete with companies that offer solutions with similar functionality to our solutions, such as Broadvision for targeted marketing solutions; Just-in-Time for electronic bill presentment and payment solutions; and Yodlee and S1 for aggregated financial data solutions. We also compete with businesses delivering financial services through Internet portals, banks marketing their own Internet-based financial services, and non-bank financial institutions, such as brokerages and insurance companies, seeking to expand the breadth of their Internet product and services offerings.

    We also face competition from our customers and potential customers who develop their own Internet finance solutions. Rather than purchasing Internet finance solutions and services from third-party vendors, our customers and potential customers could develop, implement and maintain their own services and applications. We give no assurance that these financial service providers will perceive sufficient value in our products and services to justify investing in them.

    We believe that our ability to compete successfully depends upon a number of factors, including:

    - our market presence with financial service providers;

    - the reliability, scalability, security, speed and performance of our solutions and services;

    - the comprehensiveness, ease of use and service level of our products and services;

    - our ability to continue to interface with financial service providers and their technology;

    - our pricing policies and the pricing policies of our competitors and suppliers;

    - the timing of introductions of new products and services by us and our competitors; and

    - our ability to meet our customers' expectations.

    We expect competition to increase significantly as new companies enter our market and existing competitors expand their product lines and services. In addition, many companies that provide outsourced Internet finance solutions are consolidating, creating larger competitors with greater resources and more products than us. For example, S1 recently acquired Edify, F.I.C.S. and VerticalOne, and Digital Insight and nFront have agreed to merge. We expect this trend to continue.

INTELLECTUAL PROPERTY

    Although we believe our success is more dependent upon our technical expertise than our proprietary rights, our future success and ability to compete is dependent in part upon our proprietary technology. We have filed applications to register Voyager, OneSource and Corillian as our trademarks and have registered corillian.com as a domain name. None of our technology is patented, but we have established an internal patent team of engineers and in-house counsel to monitor and evaluate as part of the new product development cycle our technologies and business methods for patentability.

    We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our proprietary technology. We require all of our employees to sign an assignment of patents and inventions agreement and generally enter into confidentiality agreements with our employees, consultants, resellers, customers and potential customers. We also limit access to and distribution of our source code, and further limit the disclosure and use of other proprietary information. We do not assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. We also do not assure you that we will not infringe upon the intellectual property rights of third parties.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. The costs of defending our proprietary rights or claims that we infringe third-party proprietary rights may be high.

GOVERNMENT REGULATION

    As the Internet continues to evolve, we expect federal, state and foreign governments to adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for Internet-based financial services. Although many of these regulations may not apply directly to our business, we expect laws regulating the solicitation, collection or processing of personal or consumer information could indirectly affect our business, especially the aggregation features of our newly developed OneSource product.

    If enacted or deemed applicable to us, some laws, rules or regulations applicable to financial service activities could render our business or operations more costly and less viable. The financial services industry is subject to extensive and complex federal and state regulation, and financial institutions operate under high levels of governmental supervision. Our customers must ensure our services and related products work within the extensive and evolving regulatory requirements applicable to them. We may become subject to direct regulation as the market for our business evolves. Federal, state or foreign authorities could adopt laws, rules or regulations affecting our business operations, such as requiring us to comply with data, record keeping and other processing requirements. Any of these laws, rules or regulations, or new laws, rules and regulations affecting our customers' businesses, could lead to increased operating costs and could also reduce the convenience and functionality of our services, possibly resulting in reduced market acceptance.

    A number of proposals at the federal, state and local level and by the governments of significant foreign countries would, if enacted, expand the scope of regulation of Internet-based financial services and could impose taxes on the sale of goods and services and other Internet activities. Any development that substantially impairs the growth of the Internet or its acceptance as a medium for transaction processing could have a material adverse effect on our business, financial condition and operating results.

EMPLOYEES

    As of December 31, 1999, we had a total of 150 full-time employees, including 51 in operations, 17 in marketing, 19 in sales, 32 in technology and 31 in general and administration. None of our work force is unionized. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

    Our corporate headquarters are located in Beaverton, Oregon. We lease approximately 30,000 square feet in one office building, which serves as our principal executive office, and the lease for this space expires in December 2000. We lease approximately 21,000 square feet in another office building, which serves as our facilities for research and development as well as certain administrative functions, and the lease for this space expires in February 2005. We do not own or lease any other properties or facilities.

LEGAL PROCEEDINGS

    On March 20, 2000, S1 Corporation, one of our competitors, filed a patent infringement lawsuit against us. According to the complaint filed by S1, S1 claims that we are infringing a patent that was recently issued to S1. S1 seeks injunctive relief prohibiting us from infringing its patent, a court order requiring us to recall all copies of our software that infringe its patent, an award of unspecified monetary damages and attorneys' fees and costs. We believe, based on advice from our patent counsel, Perkins Coie LLP, that we do not infringe any valid claims of this patent. We intend to vigorously contest S1's claims. An outcome that is adverse to us, costs associated with defending the lawsuit and the diversion of management's time and resources to defend the lawsuit could seriously harm our business and our financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Our executive officers and directors, and their ages and positions, are as follows:

NAME                                          AGE                       POSITION
----                                          ---                       --------
Ted F. Spooner............................     42      Chairman of the Board and Chief Executive
                                                       Officer
Kirk H. Wright............................     41      President and Director
Steven Sipowicz...........................     47      Chief Financial Officer and Secretary
Terrence Ishida...........................     46      Chief Technology Officer
Matt Cone.................................     36      Chief Marketing Officer
Andrew Ian White..........................     38      Executive Vice President, Global Sales
Robert G. Barrett.........................     55      Director
Robert Huret..............................     54      Director
Edmund P. Jensen..........................     62      Director
Ravi Mohan................................     33      Director
Jay N. Whipple III........................     43      Director

    TED F. SPOONER founded Corillian and has served as our Chairman of the Board and Chief Executive Officer since our inception in April 1997. From September 1995 to April 1997, he served as Senior Vice President of Internet Services for CheckFree Corporation, a financial transaction processing company. Mr. Spooner was the founder of Interactive Solutions Corporation, a developer of financial services software, and served as its Chief Executive Officer from October 1994 until it was acquired by CheckFree in September 1995. Mr. Spooner holds a B.S. degree in Business Administration from Portland State University.

    KIRK H. WRIGHT has served as our President and a member of our board of directors since July 1997. From May 1997 to July 1997, he served as our Vice President, Marketing and Sales. From September 1995 to April 1997, Mr. Wright was Director of Internet Services, Internet Marketing and Strategy at CheckFree Corporation, and he served as Director of Marketing from October 1994 to September 1995 at Interactive Solutions Corporation. Mr. Wright holds a B.A. degree in Economics and Philosophy from Earlham College, and an M.B.A. degree from The Drucker Graduate Management Center in Claremont, California.

    STEVEN SIPOWICZ has served as our Chief Financial Officer since
November 1999 and our Secretary since January 2000. From October 1997 to November 1999, Mr. Sipowicz served as Chief Financial Officer of F.I.C.S. Group, N.V., a financial software and services company. From October 1996 to September 1997, he was Vice President, Finance and Administration and Chief Financial Officer of Intrinsa Corporation, a development tools company. From April 1993 to September 1996, he served as Vice President, Finance and Chief Financial Officer of Integrated Systems, Inc., an operating system software company. Mr. Sipowicz holds a B.S. degree in Chemistry from Bristol University (U.K.) and an M.B.A. degree from Santa Clara University.

    TERRENCE ISHIDA is our Chief Technology Officer, a position he has held since September 1999. From May 1997 to September 1999, Mr. Ishida served as our Vice President of Development. From June 1996 to May 1997, Mr. Ishida was Director of Systems and Software Development at CheckFree Corporation. From
May 1990 to June 1996, Mr. Ishida served as Director of Quality and Manager of Technical Support at Mentor Graphics Corporation, an electronic design automation company. Mr. Ishida holds a B.A. degree in Computer Science from the University of California, Berkeley, an M.S. degree in Computer and Information Science from Ohio State University and an M.B.A. degree from the University of Oregon.

    MATT CONE has served as our Chief Marketing Officer since July 1999. From March 1998 to July 1999, he was the Vice President of Business Development for TransPoint, LLC, an electronic bill presentment and payment joint venture between Microsoft Corporation and First Data Corporation. From July 1994 to March 1998, Mr. Cone served as a Product Manager and Business Development Manager at Microsoft, overseeing Microsoft Money, the Open Financial Exchange data standard and the Microsoft Internet Finance Server. Mr. Cone holds a B.A. degree in Business Administration from Ithaca College and an M.B.A. degree from University of Connecticut.

    ANDREW IAN WHITE has served as our Executive Vice President, Global Sales and Business Development since November 1999. From August 1998 to
November 1999, he was Vice President, Marketing and Business Development of SageMaker, Inc., an enterprise portal company. From March 1992 to August 1998, Mr. White served as Vice President and Business Manager, Open Systems at Reuters America Inc., a business information and software company. Mr. White is a graduate of the Royal Military Academy at Sandhurst, United Kingdom.

    ROBERT G. BARRETT has served as a director of Corillian since April 1999. He was a founding partner of Battery Ventures, and has been a partner there since 1984. Mr. Barrett serves on the boards of Brooktrout Technology, Inc., Interspeed, Inc. and Peerless Corporation. Mr. Barrett holds a B.A. degree in History from Harvard College and an M.B.A. degree from the Harvard Business School.

    ROBERT HURET has served as a director of Corillian since October 1999. Since July 1998, he has been a managing member of Financial Technology Ventures. He serves as Vice Chairman of Newell Associates, a money mangagement firm, and is a director of Third Age Media, a targeted audience website company. Since
November 1984, Mr. Huret has served as Chairman of Huret, Rothenberg & Co., a merchant banking firm. Mr. Huret holds a B.S. degree in Industrial and Labor Relations from Cornell University and an M.B.A. degree from Harvard Business School.

    EDMUND P. JENSEN has served as a director of Corillian since November 1999. From January 1994 to January 1999, he served as President and CEO of Visa International. Mr. Jensen holds a B.A. degree in Finance from University of Washington.

    RAVI MOHAN has served as a director of Corillian since April 1999. Since September 1996, he has been a principal at Battery Ventures. He is a member of the board of SupplierMarket.com, a business-to-business Internet commerce website company. During 1995, Mr. Mohan was an associate with McKinsey & Company, a consulting firm, where he assisted consumer packaged goods companies in developing sales and marketing strategies for clients. Mr. Mohan holds a B.S. degree in Operations Research and Industrial Engineering from Cornell University and an M.B.A. degree from the University of Michigan Business School.

    JAY N. WHIPPLE III has served as a director of Corillian since
November 1997. Since November 1997, Mr. Whipple has served as President of J.N. Whipple, Inc., a money management firm, and as Chairman of Osprey Partners, LLP, a software services company. From May 1996 to November 1997, he was Executive Vice President and Vice-Chairman of CheckFree Corporation. From November 1978 to May 1996, Mr. Whipple served as President of Security APL, Inc., a provider of software and services for portfolio accounting and performance measurement.
Mr. Whipple holds a B.A. degree in Economics from Yale University and an M.B.A. degree from the University of Chicago Business School.

BOARD COMPOSITION

    Our board of directors currently consists of seven members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, our bylaws will provide for a classified board of directors. Our board of directors will be divided into three classes whose terms will expire at different times. The three classes will consist of the following directors:

    - Class I consists of Messrs. Wright, Barrett and Huret, who will serve until the annual meeting of shareholders to be held in 2001;

    - Class II consists of Messrs. Mohan and Jensen, who will serve until the annual meeting of shareholders to be held in 2002; and

    - Class III consists of Messrs. Spooner and Whipple, who will serve until the annual meeting of shareholders to be held in 2003.

    At each annual meeting of shareholders beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

    Messrs. Barrett, Huret, Mohan and Whipple were elected to the board of directors pursuant to a voting agreement among Corillian and some of its principal shareholders. This voting agreement will terminate upon completion of this offering. Each of our current directors will continue to serve on the board of directors upon completion of this offering.

BOARD COMMITTEES

    The board of directors has an audit committee and a compensation committee.

    Our audit committee consists of Messrs. Jensen, Mohan and Whipple. The audit committee reviews and makes recommendations to the board of directors concerning our internal accounting procedures, reviews and consults with our independent accountants on the accounting principles and auditing practices used for our financial statements and makes recommendations to the board of directors concerning the engagement of independent accountants and the scope of the audit to be undertaken by the accountants.

    Our compensation committee consists of Messrs. Barrett, Huret, Spooner and Whipple. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    As of December 31, 1999, the members of the compensation committee of our board of directors were Messrs. Barrett and Whipple.

    Messrs. Barrett and Whipple have at no time been officers or employees of Corillian. Mr. Barrett is a partner of Battery Ventures, a holder of more than 5% of our stock. We have issued and sold shares of stock to Battery Ventures in two private placement transactions, as indicated below.

                                                      PURCHASE PRICE     NUMBER
TYPE OF STOCK                              DATE         PER SHARE      OF SHARES
-------------                          ------------   --------------   ----------
Series B preferred...................  April 1999         $0.90         7,811,931
Series C preferred...................  October 1999        3.77         1,992,031

    In September 1999, we granted Mr. Barrett options to purchase 13,333 shares of common stock, which have an exercise price of $1.50 per share and vest over three years, with one-third of the option shares vesting annually.

    We entered into two loan agreements with Mr. Whipple in late 1997, under which we issued him two convertible promissory notes in an aggregate amount of $960,000. On December 31, 1997, these notes were converted into a total of 1,729,730 shares of Series A preferred stock at a purchase price of $0.56 per share. In September 1999, we granted Mr. Whipple options to purchase 26,666 shares of common stock, which have an exercise price of $1.50 per share and vest over three years, with one-third of the option shares vesting annually. In November 1999, we repurchased 90,000 shares of common stock from Mr. Whipple, which he acquired upon the conversion of 90,000 shares of his Series A preferred stock, at a price of $3.77 per share.

    Richard W. Comandich served on the compensation committee from December 1997 until November 1999. Mr. Comandich has never been an officer or employee of Corillian. In September 1997, we issued and sold to Mr. Comandich 66,667 shares of common stock at a purchase price of $0.15 per share. In 1999, we granted Mr. Comandich the following options to purchase shares of common stock, which vest annually in equal installments over three years.

                                                    NUMBER OF     EXERCISE PRICE
DATE OF GRANT                                        SHARES         PER SHARE
-------------                                       ---------     --------------
September 28, 1999..............................     26,666            $1.50
November 23, 1999...............................      6,666             1.88

    Kirk H. Wright served on the compensation committee from December 1997 to May 1999. Mr. Wright has been our President since July 1997 and served as our Vice President, Marketing and Sales, from May 1997 to July 1997. We issued and sold shares of common stock to Mr. Wright in two private placement transactions, as indicated below.

                                                   NUMBER OF     PURCHASE PRICE
DATE                                                SHARES         PER SHARE
----                                               ---------     --------------
July 1997......................................     340,000          $0.15
September 1997.................................     373,334           0.15

    In November 1999, we repurchased 86,667 shares of common stock from Mr. Wright at a price of $3.77 per share. We also granted Mr. Wright options to purchase our common stock, as described in the Executive Compensation section below.

    In January 2000, Messrs. Huret and Spooner were appointed to our compensation committee.

ADVISORY BOARD

    We have created an advisory board consisting of accomplished professionals with expertise in software and finance. Members of our advisory board may from time to time be invited to attend meetings of the board of directors but may not vote. The advisory board provides us with strategic advice and other assistance in the growth of our business.

    Our advisory board includes the following individuals:

    - Douglas Braun has served as President and Chief Executive Officer of Internet Payment Exchange, a provider of electronic bill payment, clearing services. Before forming Internet Payment Exchange, Mr. Braun served as the chief technology officer of InteliData Technologies Corporation, which developed the Interpose Financial Engine.

    - Richard W. Comandich is a former Senior Vice President, Convenience Banking at U.S. Bancorp where he worked for 19 years. Mr. Comandich was a director of Corillian from June 1997 to November 1999.

    - Richard Field is a director of Lending Tree, Inc., Integra Information and Epigen, Inc. From 1978 to 1997, Mr. Field was the Senior Executive Vice President and a Policy Committee Member at The Bank of New York.

    - David M. Williams was a director of Corillian from May 1997 to November 1999. Before joining Corillian, Mr. Williams was Director of Consumer Software Lab and New Media at Intel Corporation.

    - Michael Zucchini retired as the Vice Chairman of Fleet Boston Financial in December 1999, a position he held for 12 years. Mr. Zucchini is a director of Technology Solutions Company and eLoyalty Corporation.

COMPENSATION OF DIRECTORS AND SPECIAL ADVISORY BOARD MEMBERS

    We do not pay directors cash compensation. However, we reimburse directors for reasonable expenses incurred in connection with their attendance at board and committee meetings. Also, we have granted options to purchase common stock to non-employee directors and the members of the advisory board.

    The following non-employee members of our board of directors and of our advisory board have received the respective numbers of stock options indicated below. The options for directors vest over three years, with one-third of the option shares vesting annually, and the options for advisory board members are fully vested.

                                                          NUMBER     EXERCISE PRICE
NAME                                   DATE OF GRANT     OF SHARES     PER SHARE
----                                 ------------------  ---------   --------------
Robert G. Barrett..................  September 28, 1999   13,333          $1.50
Douglas Braun......................   November 23, 1999    6,667           1.88
Richard W. Comandich...............  September 28, 1999   26,667           1.50
Richard W. Comandich...............   November 23, 1999    6,667           1.88
Richard Field......................   November 23, 1999    6,667           1.88
Robert Huret.......................   November 23, 1999   13,333           1.88
Edmund P. Jensen...................   November 23, 1999   13,333           1.88
Ravi Mohan.........................  September 28, 1999   13,333           1.50
Jay N. Whipple III.................  September 28, 1999   26,667           1.50
David M. Williams..................  September 28, 1999   26,667           1.50
David M. Williams..................   November 23, 1999    6,667           1.88
Michael Zucchini...................   November 23, 1999    6,667           1.88

EXECUTIVE COMPENSATION

    The table below summarizes the compensation earned for services rendered to us in all capacities for the fiscal year ended December 31, 1999 by our named executive officers, specifically, our chief executive officer and our most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 1999. Other than our chief executive officer, only two of our executive officers earned more than $100,000 in the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                                            ------------
                                                ANNUAL COMPENSATION          SECURITIES
                                          -------------------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR     SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
---------------------------               --------   ---------   --------   ------------   ---------------
Ted F. Spooner..........................    1999     $185,730    $63,100       100,000         $1,314(1)
  Chairman of the Board and
  Chief Executive Officer
Kirk H. Wright..........................    1999      144,598     37,013       100,000          2,259(2)
  President
Terrence Ishida.........................    1999      121,167     36,130        33,333          3,112(3)
  Chief Technology Officer

------------------------

(1) Consists of $1,136 of 401(k) matching contributions and $178 of life insurance premiums paid by Corillian.

(2) Consists of $2,081 of 401(k) matching contributions and $178 of life insurance premiums paid by Corillian.

(3) Consists of $2,934 of 401(k) matching contributions and $178 of life insurance premiums paid by Corillian.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999, including the potential realizable value over the term of the options, based on a value of $8.10 per share, the deemed fair market value of our common stock as of December 31, 1999, and assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

    In the fiscal year ended December 31, 1999, we granted options to purchase up to of 2,913,667 shares to employees, directors and members of our advisory board. Substantially all options were granted under our 1997 stock option plan at exercise prices at the fair market value of our common stock on the date of grant (as determined by the board of directors), except for options granted to holders of 10% or more of our stock, which were granted at exercise prices equal to 110% of fair market value. All options listed in the table below have a term of four years from the date the options first became exercisable. All option shares listed in the table below vest over three years, with one-third of the option shares vesting annually.

                                                INDIVIDUAL GRANTS
                                -------------------------------------------------     POTENTIAL REALIZABLE
                                             % OF TOTAL                             VALUE AT ASSUMED ANNUAL
                                NUMBER OF      OPTIONS                                RATES OF STOCK PRICE
                                SECURITIES   GRANTED TO                                   APPRECIATION
                                UNDERLYING    EMPLOYEES    EXERCISE                     FOR OPTION TERMS
                                 OPTIONS       IN LAST       PRICE     EXPIRATION   ------------------------
NAME                            GRANTED(#)   FISCAL YEAR   ($/SHARE)      DATE         5%            10%
----                            ----------   -----------   ---------   ----------   --------      ----------
Ted F. Spooner................   100,000         3.4%        $0.62       5/14/03    $923,000      $1,124,000
Kirk H. Wright................   100,000         3.4          0.56       5/14/03     929,000       1,130,000
Terrence Ishida...............    33,333         1.1          0.56       5/14/03     309,664         376,663

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table describes exercisable and unexercisable options held by the named executive officers as of December 31, 1999. No options were exercised by the named executive officers during the fiscal year ended December 31, 1999.

    The "Value of Unexercised In-the-Money Options at Fiscal Year End" is based on a value of $8.10 per share, the deemed fair market value of our common stock as of December 31, 1999, less the per share exercise price, multiplied by the number of shares to be issued upon full exercise of the option. All options listed in the table below were granted under our 1997 stock option plan.

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED               VALUE OF UNEXERCISED
                                                        OPTIONS                       IN-THE-MONEY OPTIONS
                                                 AT FISCAL YEAR END(#)               AT FISCAL YEAR END($)
                                             ------------------------------      ------------------------------
NAME                                         EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
----                                         -----------      -------------      -----------      -------------
Ted F. Spooner.............................    100,000           100,000          $748,500          $748,500
Kirk H. Wright.............................    100,000           100,000           754,500           754,500
Terrence Ishida............................     89,777            60,223           677,370           454,380

STOCK PLANS

    1997 STOCK OPTION PLAN

    Our 1997 stock option plan permits the grant of options to our employees, officers, directors, consultants and advisors. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees or nonstatutory stock options. A total of 4,243,795 shares of common stock were originally reserved for issuance upon the exercise of options granted under the 1997 stock option plan. On March 2, 2000, the board of directors approved an amendment that caps the 1997 stock option plan at 3,435,193 shares, which were the number of shares subject to options at that time. No further options will be granted under the 1997 stock option plan. The 1997 stock option plan provides that if we are involved in any merger, consolidation or reorganization in which we are not the surviving corporation, each outstanding option will terminate unless assumed or substituted for by the surviving corporation. Some option agreements may call for accelerated vesting in the event of these corporate transactions.

    2000 STOCK INCENTIVE COMPENSATION PLAN

    Our 2000 stock incentive compensation plan enhances long-term shareholder value by offering opportunities to our employees, directors, officers, consultants, agents, advisors and independent contractors to participate in our growth and success, to encourage them to remain in our service and to own our stock. The 2000 stock incentive compensation plan permits both option and stock grants. We have reserved the following shares of common stock for the 2000 stock incentive compensation plan:

    - 4,000,000 shares; plus

    - any shares returned to the 1997 stock option plan upon termination of options other than terminations due to exercise or settlement of such options; plus

    - an automatic annual increase, to be added on the first day of our fiscal year beginning in 2002, equal to the lesser of 400,000 shares or 1% of the adjusted average common shares outstanding as used to calculate fully diluted earnings per share as reported to our shareholders in our annual report for the preceding year.

    The plan administrator will make proportional adjustments to the aggregate number of shares issuable under the 2000 stock incentive compensation plan and to outstanding awards in the event of stock splits or other capital adjustments.

    STOCK OPTION GRANTS. The compensation committee serves as the plan administrator of the 2000 stock incentive compensation plan. The plan administrator selects individuals to receive options and specifies the terms and conditions of each option granted, including:

    - the exercise price;

    - the vesting provisions; and

    - the option term.

    The exercise price must not be less than the fair market value of the common stock on the date of the grant for incentive stock options and not less than 85% of the fair market value of the common stock on the date of the grant for nonqualified stock options.

    Unless otherwise provided by the plan administrator, options granted under the 2000 stock incentive compensation plan vest over a four-year period, and generally will expire on the earliest of:

    - ten years from the date of grant;

    - one year after the optionee's retirement, death or disability;

    - notice to the optionee of termination of employment or service for cause; and

    - three months after other terminations of employment or service.

    STOCK AWARDS. The plan administrator is authorized under the 2000 stock incentive compensation plan to issue shares of common stock to eligible participants with terms, conditions and restrictions established by the plan administrator in its sole discretion. Restrictions may be based on continuous service or the achievement of performance goals. Holders of restricted stock are shareholders of Corillian and have, subject to established restrictions, all the rights of shareholders with respect to such shares.

    CORPORATE TRANSACTIONS. In the event of a corporate transaction, such as a merger or sale, each outstanding option to purchase shares under the 2000 stock incentive compensation plan may be assumed or an equivalent option substituted by the buyer. If the successor corporation does not assume or provide an equivalent substitute for the option, the option terminates, but the optionee has the right to exercise the vested portion of the option immediately before the corporate transaction. Some option agreements may call for accelerated vesting in the event of a corporate transaction. In addition, the plan administrator has discretion to accelerate the vesting of options in the event of a corporate transaction.

    TERMINATION OF THE PLAN. Unless terminated sooner by the board of directors, the 2000 stock incentive compensation plan will terminate ten years from the date of its approval by the board of directors.

    2000 EMPLOYEE STOCK PURCHASE PLAN

    Our 2000 employee stock purchase plan is an employee benefit program that allows eligible employees to purchase shares of our common stock at a discount from fair market value. It will be implemented upon the effectiveness of this offering.

    ELIGIBILITY. All employees are eligible if they typically work over 20 hours per week and do not own 5 percent or more of our voting stock.

    LEVEL OF PARTICIPATION. Funds are accrued for purchases through payroll deductions of not more than 15% of an employee's regular cash compensation. No employee may purchase common stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period described below, or more than 3,333 shares of common stock during a single purchase period as described below.

    OFFERING PERIODS AND PURCHASE PERIODS. The first offering period will commence on the effective date of this offering and end on January 31, 2002. Subsequent offering periods will commence on February 1 and August 1 each year and will have a 24 month duration. Each offering period consists of four consecutive purchase periods of six months' duration, except that the last date of the first purchase period will be July 31, 2000.

    PURCHASES. Participants purchase common stock on the last day of each purchase period. The purchase price will be the lesser of 85% of the fair market value of the common stock on the first day of an offering period and 85% of the fair market value of the common stock on the purchase date, except that the purchase price for the first offering period will be equal to the lesser of 100% of the initial public offering price and 85% of the fair market value of the common stock on the purchase date.

    NUMBER OF SHARES. We have reserved the following shares of common stock for the 2000 employee stock purchase plan:

    - 333,333 shares; plus

    - an annual increase to be added on the first day of our fiscal year beginning in 2002 equal to the least of:

       - 333,333 shares;

       - 2% of the adjusted average common shares outstanding as used to calculate fully diluted earnings per share as reported to our shareholders in our annual report for the preceding year; and

       - a lesser amount determined by the board of directors.

    The plan administrator will make proportional adjustments to the aggregate number of shares issuable under the 2000 employee stock purchase plan and to outstanding awards in the event of stock splits or other capital adjustments.

    CORPORATE TRANSACTION. In the event of a corporate transaction, such as a merger or sale, the 2000 employee stock purchase plan provides that each outstanding option to purchase shares will be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or provide an equivalent substitute, the offering period then in progress will be shortened by setting a new purchase date before the date the corporate transaction is to be effective. In the event of a proposed liquidation or dissolution of Corillian, the offering period then in progress will be shortened by setting a new purchase date before the date of the proposed liquidation or dissolution.

    TERMINATION OF THE PLAN. Unless terminated sooner by the board of directors, the 2000 employee stock purchase plan will terminate ten years from the date of its approval by the board of directors.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

    Our articles of incorporation eliminate, to the fullest extent permitted by Oregon law, liability of a director to Corillian or our shareholders for monetary damages resulting from conduct as a director. Although liability for monetary damages has been eliminated to this extent, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

    Our articles of incorporation and bylaws provide that we shall indemnify our directors and may indemnify our officers, employees and other agents to the fullest extent permitted by law. We also carry an insurance policy for the protection of our officers and directors against any liability asserted against them in their official capacities. We believe these provisions for the limitation of liability enhance our ability to attract and retain qualified persons as directors and officers.

    To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Corillian under the above provisions, Corillian has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the act and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

    In May 1997, we purchased contract and intellectual property rights, equipment and other assets from CheckFree Corporation in exchange for a $125,000 note payable and the surrender by our Chairman of the Board and Chief Executive Officer, Ted F. Spooner, of shares of CheckFree common stock valued at $115,000. The note was paid in full in 1997. In connection with this transaction, we issued Mr. Spooner 2,300,000 shares of our common stock, then valued at $115,000.

    During early 1998, we entered into a development contract with Osprey Partners, LLP, an entity controlled by Jay N. Whipple III, one of our directors. Osprey Partners paid us $138,000 under the contract, which was completed and paid in full in 1998.

    In April 1999, we sold 7,811,932 shares of Series B preferred stock to Battery Ventures, a holder of more than 5% of our stock, at a purchase price of $0.90 per share. Robert G. Barrett and Ravi Mohan, two of our directors, are current partners of Battery Ventures.

    In October 1999, we sold shares of Series C preferred stock to investors at a purchase price of $3.77 per share, including, among others, the following:

                                                   NUMBER OF
PURCHASER                                           SHARES
---------                                          ---------
Battery Ventures                                   1,992,030
Financial Technology Ventures                      1,328,020
BCI Partners                                       1,328,020
First Union Capital Partners                       1,328,020

    Robert Huret, one of our directors, is a managing member of Financial Technology Ventures, a holder of more than 5% of our stock. BCI Partners and First Union Capital Partners are each holders of more than 5% of our stock.

    In 1999, we granted the following options to purchase shares of common stock to our executive officers not listed in the Summary Compensation Table.

                                                                  NUMBER             EXERCISE PRICE
       EXECUTIVE OFFICER               DATE OF GRANT             OF SHARES             PER SHARE
       -----------------             -----------------         -------------         --------------
       Matt Cone                     July 30, 1999                366,666                 $0.60
       Matt Cone                     November 23, 1999            100,000                  1.50
       Steven Sipowicz               November 23, 1999            273,333                  1.50
       Andrew Ian White              November 23, 1999            273,333                  1.50

    The options granted to Mr. Cone in July have a term of five years and vest as follows:

    - 91,666 options vested immediately upon grant; and

    - the remaining 275,000 options vest over three years, with one-third of these options shares vesting annually, except that (i) 91,666 of these options will vest immediately upon the completion of this offering,
      (ii) all of these options will vest immediately if Mr. Cone's role at Corillian changes as a result of Mr. Spooner leaving us, and (iii) if we terminate Mr. Cone without cause, 50% of these options not then vested will vest immediately.

    The options granted to Mr. Cone in November have a term of ten years and vest as follows:

    - 33,340 options vested immediately upon grant; and

    - the remaining 66,660 vest over two years, with one-half of these option shares vesting annually.

    The options granted to Messrs. Sipowicz and White each have a term of ten years and vest as follows:

    - 68,333 options vested immediately upon grant; and

    - the remaining 205,000 options vest over three years, with one-third of these option shares vesting annually.

    In October 1999, we repurchased shares of common stock from Mr. Spooner, Mr. Whipple and Kirk H. Wright at a purchase price of $3.77 per share. Mr. Wright is one of our directors and our President, and Mr. Whipple is one of our directors.

                                                       NUMBER        AGGREGATE
SELLER                                                OF SHARES   REPURCHASE PRICE
------                                                ---------   ----------------
Ted F. Spooner......................................   63,333         $238,450
Jay N. Whipple III..................................   90,000          338,850
Kirk H. Wright......................................   86,666          326,300

                             PRINCIPAL SHAREHOLDERS

    The following table contains information about the beneficial ownership of our common stock as of March 31, 2000 for

    - each person who beneficially owns more than 5% of our common stock;

    - our chief executive officer and each of the executive officers named in the summary compensation table; and

    - all of our executive officers and directors as a group.


    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the following table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership before the offering is based on 24,237,066 shares of common stock outstanding as of March 31, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The percentage of beneficial ownership after the offering additionally reflects the 4,000,000 shares offered by this prospectus and 2,625,000 shares sold in the private placement.



    The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to a total of 600,000 additional shares of our common stock, and up to 31,462,066 shares of common stock will be outstanding after the completion of this offering.

                                                                               PERCENTAGE OF SHARES
                                                                                   OUTSTANDING
                                                     NUMBER OF SHARES    --------------------------------
NAME AND ADDRESS                                    BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
----------------                                    ------------------   ---------------   --------------
Battery Ventures(1)...............................       9,803,962             40.5%            31.8%
  901 Mariners Island Boulevard, Suite 475
  San Mateo, California 94404

Ted F. Spooner(2).................................       3,456,666             14.2             11.1
  c/o Corillian Corporation
  3855 SW 153rd Drive
  Beaverton, Oregon 97006

Jay N. Whipple III................................       1,639,730              6.8              5.3
  135 South LaSalle Street, Suite 2412
  Chicago, Illinois 60603

Financial Technology Ventures(3)..................       1,328,020              5.5              4.3
  601 California Street, Suite 2200
  San Francisco, California 94108

BCI Partners(4)...................................       1,328,020              5.5              4.3
  Glenpointe Centre West
  Tenneck, New Jersey 07666

First Union Capital Partners, Inc.(5).............       1,328,020              5.5              4.3
  One First Union Center, TW-S
  Charlotte, North Carolina 28288-0732

Robert C. Barrett(6)..............................       9,803,962             40.5             31.8
  c/o Battery Ventures
  901 Mariners Island Boulevard, Suite 475
  San Mateo, California 94404

Ravi Mohan(6).....................................       9,803,962             40.5             31.8
  c/o Battery Ventures
  901 Mariners Island Boulevard, Suite 475
  San Mateo, California 94404

Robert Huret(7)...................................       1,328,020              5.5              4.3
  c/o Financial Technology Ventures
  601 California Street, Suite 2200
  San Francisco, California 94018

Kirk H. Wright(8).................................         793,333              3.3              2.6

Terrence Ishida(9)................................         267,778              1.1                *

Edmund P. Jensen..................................               *                *                *

All directors and executive officers as a group
  (11 persons)(10)................................      18,970,840             76.9             61.5


------------------------

   * Represents beneficial ownership of less than 1%.

 (1) Consists of 8,385,452 shares held by Battery Ventures V, L.P.; 1,225,495 shares held by Battery Ventures Convergence Fund, L.P.; and 193,015 shares held by Battery Investment Partners V, LLC. Robert Barrett, Richard Frisbie, Tom Crotty, Ollie Curme and Todd Dagres share dispositive power over the shares held by Battery Ventures V, L.P., Battery Investment Partners V, LLC and Battery Ventures Convergence Fund, L.P. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.


 (2) Includes 166,666 shares subject to options exercisable within 60 days of March 31, 2000.


 (3) Consists of 1,280,610 shares held by Financial Technology Ventures (Q), L.P. and 47,410 shares held by Financial Technology Ventures, L.P. Richard Garman, James C. Hale III, Robert Huret and Scott W. Wu share dispositive power over the shares held by Financial Technology Ventures (Q), L.P. and Financial Technology Ventures, L.P. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

 (4) Consists of 1,306,719 shares held by BCI Growth V, LLC and 21,301 shares held by BCI Investors, LLC. Donald Remey, Theodore Horton, Barton Goodwin, Hoyt Goodrich, Steve Eley, Peter Wilde, Thomas Cusick and Mark Hastings share dispositive power over the shares held by BCI Growth V, LLC and BCI Investors, LLC. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

 (5) Ted Gardner, as the managing partner of First Union Capital Partners, has sole investment power over the shares held by First Union Capital Partners. Mr. Gardner disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest.

 (6) Consists of 8,385,452 shares held by Battery Ventures V, L.P.; 1,225,495 shares held by Battery Ventures Convergence Fund, L.P.; and 193,015 shares held by Battery Investment Partners V, LLC. Messrs. Barrett and Mohan disclaim beneficial ownership of all of these shares, except to the extent of their respective pecuniary interests.

 (7) Consists of 1,280,610 shares held by Financial Technology Ventures (Q), L.P. and 47,410 shares held by Financial Technology Ventures, L.P.
     Mr. Huret disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest.

 (8) Includes 66,666 shares subject to options exercisable within 60 days of March 31, 2000.

 (9) Consists of 173,334 shares held by Mr. Ishida and Connie Jean Ishida as co-trustees of the Ishida Living Trust, under agreement dated December 10, 1987 and amended December 17, 1992, and 27,778 shares subject to options exercisable within 60 days of March 31, 2000.

 (10) Includes 421,109 shares subject to options exercisable within 60 days of March 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    At December 31, 1999, assuming conversion of all shares of preferred stock into common stock, 23,616,503 shares of our common stock would have been outstanding and held by 63 shareholders of record. Upon completion of this offering, our authorized capital stock will consist of 150 million shares of common stock and 40 million shares of preferred stock.

    The following description of our capital stock gives effect to the amendment to our articles of incorporation to be filed upon completion of this offering. Our articles of incorporation and bylaws, to be effective after the closing of this offering, provide further information about our capital stock.

COMMON STOCK


    Following this offering and the concurrent private placement, 30,241,503 shares of common stock will be issued and outstanding. This number does not reflect the exercise of stock options after December 31, 1999. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of our board of directors standing for election. Subject to the preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive any dividends that may be declared by our board of directors. If we are liquidated, dissolved or wound up, the holders of common stock are entitled to receive pro rata all of the assets available for distribution after payment of liquidation preferences of any outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.


PREFERRED STOCK

    Following this offering, there will be no shares of preferred stock issued and outstanding. Our board of directors has the authority, without further action by our shareholders, to issue up to 40 million shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. Our board of directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of "blank check preferred stock" makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult. Additionally, if we issue this preferred stock, the market price of our common stock may decrease, and its voting and other rights may be diminished. We have no plans to issue any of this preferred stock.

WARRANTS

    Concurrently with the closing of this offering, we will issue a warrant to Bank One Corporation for 250,000 shares of our common stock with a per share exercise price equal to the per share price to the public set forth on the cover page of this prospectus. This warrant will be immediately exercisable and will have a term of three years.

REGISTRATION RIGHTS

    After this offering, the holders of 16,362,953 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Under the terms of the agreement between us and the holders of these registrable securities, if we propose to register any securities under the Securities Act for our own account, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of at least two-thirds of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to shares of our common stock, and we are required to use our best efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

    The investors in the private placement that will occur concurrently with this offering are entitled to rights with respect to the registration of the shares acquired in the private placement and the shares issuable upon the exercise of the warrant sold in the private placement under the Securities Act. The former shareholders of InterTech Systems, which we agreed to acquire in March 2000, will also be entitled to rights with respect to the registration under the Securities Act of the shares acquired in the acquisition. Under the terms of agreements with us, if we or the other holders of registration rights discussed above propose to register any securities under the Securities Act, these investors are entitled to notice of registration and are entitled to include their shares of common stock in the registration. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

ANTI-TAKEOVER MEASURES

ARTICLES AND BYLAWS

    Our articles and bylaws contain provisions that may have the effect of delaying, deferring or preventing a change in control. These provisions include:

    - the ability of the board of directors, without further shareholder approval, to issue up to 40 million shares of preferred stock;

    - requiring a classified board whenever there are six or more directors, with each class containing as nearly as possible one-third of the total number of directors and the members of each class serving for staggered three-year terms;

    - prohibiting cumulative voting for the election of directors;

    - prohibiting the removal of directors without cause;

    - preventing shareholders from filling vacancies on the board of directors;

    - requiring supermajority approval of the shareholders to effect amendments to the bylaws and amendments to the provisions of our articles establishing a classified board; and

    - requiring no less than 60 days' advance notice with respect to nominations of directors or other matters to be voted on by shareholders other than by or at the direction of the board of directors.

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

    Oregon law may restrict the ability of significant shareholders of Corillian to exercise voting rights. The law generally applies to a person who acquires voting stock of an Oregon corporation in a transaction that results in that person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation. If such a transaction occurs, the person cannot vote the shares unless voting rights are restored to those shares by:

    - a majority of the outstanding voting shares, including the acquired shares; and

    - the holders of a majority of the outstanding voting shares, excluding the acquired shares and shares held by the corporation's officers and inside directors.

    This law is construed broadly and may apply to persons acting as a group.

    The restricted shareholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of shareholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of shareholders. If the acquired shares are granted voting rights and they represent a majority of all voting power, shareholders who do not vote in favor of granting voting rights will have the right to receive the appraised fair value of their shares. The appraised fair value will, at a minimum, be equal to the highest price paid per share by the person for the shares acquired in the transaction subject to this law.

    We are also subject to provisions of Oregon law that govern business combinations between corporations and interested shareholders. These provisions generally prohibit a corporation from entering into a business combination transaction with a person, or affiliate of that person, for a period of three years from the date the person acquires 15% or more of the voting stock of the corporation. For the purpose of this law, the prohibition generally applies to the following:

    - a merger or plan of share exchange;

    - any sale, lease, mortgage, or other disposition of 10% or more of the assets of the corporation; and

    - transactions that result in the issuance of capital stock of the corporation to the 15% shareholder.

    The general prohibition does not apply, however, if:

    - the 15% shareholder, as a result of the transaction in which the person acquired 15% of the shares, owns at least 85% of the outstanding voting stock of the corporation;

    - the board of directors approves the share acquisition or business combination before the shareholder acquired 15% or more of the corporation's outstanding voting stock; or

    - the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares owned by the 15% shareholder, approve the transaction after the shareholder acquires 15% or more of the corporation's voting stock.

OREGON CONSTITUENCY PROVISION

    Many states, such as Oregon, have enacted statutes that allow the boards of directors of corporations to consider interests other than those of a majority of its shareholders when determining whether or not an acquisition is in the best interests of a corporation. These statutes were enacted to eliminate the requirement that directors of a corporation consider only the best interests of the corporation's shareholders in determining whether or not they should approve an acquisition. Oregon law provides that our board of directors may consider the following factors in determining whether a proposed acquisition is in the best interests of Corillian:

    - the social, legal and economic effects of the proposed transaction on our employees, customers and suppliers and on the communities and geographical areas in which we operate;

    - the economy of the state of the nation;

    - the long-term as well as short-term interests of Corillian and its shareholders, including the possibility that these interests may be best served by the continued independence of Corillian; and

    - other relevant factors.

    This provision allows our board of directors to consider interests other than those of the majority of independent shareholders in determining whether an acquisition is in our best interests. For example, our board of directors could reject an acquisition that had a significant adverse impact on the community surrounding us and our employees even if the acquisition was economically beneficial to our shareholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C., Seattle, Washington.

LISTING




    Our common stock has been approved for listing on The Nasdaq National Market under the symbol "CORI."

                        SHARES ELIGIBLE FOR FUTURE SALE

    As described below, no shares outstanding immediately before this offering will be available for sale immediately after this offering as a result of various contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.


    Upon completion of this offering and the concurrent private placement, we will have 30,241,503 outstanding shares of common stock, assuming no exercise of the underwriter's over-allotment option and no exercise of outstanding options. Of these shares, the 4,000,000 shares offered for sale through the underwriters will be freely tradable without restriction under the Securities Act unless purchased by our affiliates or covered by a separate lock-up agreement with the underwriters.



    The 23,616,503 shares of common stock held by existing shareholders are restricted securities. The 2,625,000 shares of common stock to be acquired in the private placement that will occur concurrently with the closing of this offering and the 250,000 shares of common stock issuable upon the exercise of the warrant sold in the private placement will be restricted securities. The 136,638 shares of common stock we plan to issue to the former shareholders of InterTech Systems, which we agreed to acquire in March 2000, will be restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under rules 144, 144(k) or 701 promulgated under the Securities Act.


    As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

    - no shares may be sold before 180 days from the date of this prospectus without the written consent of Credit Suisse First Boston Corporation;

    - 16,603,684 shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the date of this prospectus; and

    - the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required period of time.

    LOCK-UP AGREEMENTS. Substantially all of our shareholders and holders of options exercisable within 180 days of the date of this offering and the investors in the private placement that will occur concurrently with the closing of this offering have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities exercisable for shares of our common stock, for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner only with the prior written consent of Credit Suisse First Boston Corporation. The underwriters have no present intent to release affiliates from the lockup agreements.

    RULE 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - 1% of the number of shares of our common stock then outstanding, which will equal approximately 302,415 shares immediately after this offering; or


    - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

    Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

    RULE 144(K). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

    RULE 701. In general, under Rule 701, any of our employees, officers, directors, consultants or advisors who purchased shares from us before the offering under an option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner of sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

    REGISTRATION RIGHTS. Upon completion of this offering, the holders of 16,362,953 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, the investors in the private placement that will occur concurrently with this offering and the former shareholders of InterTech Systems, which we agreed to acquire in March 2000, are entitled to rights with respect to the registration under the Securities Act of the shares acquired in the private placement and to be acquired in the acquisition and shares issuable upon the exercise of the warrant sold in the private placement. See "Description of Capital Stock--Registration Rights." Except for shares purchased by affiliates, registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

    STOCK OPTIONS. Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance upon exercise of outstanding options. The Form S-8 registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market beginning 180 days after the effective date of the registration statement of which this prospectus is a part, except with respect to Rule 144 volume limitations that apply to our affiliates.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an underwriting agreement dated April 11, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc. and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, the following respective numbers of shares of common stock:



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................  1,775,000
Chase Securities Inc........................................    710,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    710,000
Friedman, Billings, Ramsey & Co., Inc.......................    335,000
Banc of America Securities LLC..............................     50,000
D.A. Davidson & Co..........................................     50,000
E*Offering Corp.............................................     50,000
FleetBoston Robertson Stephens Inc..........................     50,000
Invemed Associates LLC......................................     50,000
Needham & Company, Inc......................................     50,000
Pacific Crest Securities Inc................................     50,000
Tucker Anthony Incorporated.................................     50,000
Wachovia Securities, Inc....................................     50,000
                                                              ---------
      Total.................................................  4,000,000
                                                              =========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.


    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.34 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.


    The following table summarizes the compensation and estimated expenses we will pay.


                                                     Per Share                           Total
                                          -------------------------------   -------------------------------
                                             Without            With           Without            With
                                          Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                          --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  paid by us............................      $0.56            $0.56          $2,240,000       $2,576,000
Expenses payable by us..................      $0.26            $0.23          $1,035,716       $1,035,716


    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We and our executive officers, directors and other of our security holders have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. The underwriters have no present intent to release affiliates from the lockup agreements.

    These restrictions do not prohibit us from issuing stock options and common stock issuable upon the exercise of currently outstanding options.

    The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.


    We have been approved to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "CORI."


    In October 1999, we sold 6,905,707 shares of our Series C preferred stock in a private placement at a price of $3.77 a share. Donaldson, Lufkin & Jenrette Securities Corporation acted as placement agent in connection with the private placement and was paid customary compensation for its services. Donaldson, Lufkin & Jenrette elected to receive 50,996 shares of our Series C preferred stock valued at approximately $192,000 as part of its compensation. An additional 81,805 shares of our Series C preferred stock were purchased by affiliates of Donaldson, Lufkin & Jenrette in the private placement on the same terms and conditions as the other purchasers of our Series C preferred stock. The shares of Series C preferred stock owned by Donaldson Lufkin & Jenrette and its affiliates represent less than 1% of our outstanding shares before the offering and may not be sold, transferred, assigned, pledged or otherwise disposed of for a period of at least one year from the date of this prospectus.


    Concurrently with this offering, we have agreed to sell in a private placement 2,625,000 shares of our common stock at the per share price to the public set forth on the cover page of this prospectus and a warrant for 250,000 shares of our common stock with a per share exercise price equal to the per share price to the public set forth on the cover page of this prospectus. Credit Suisse First Boston Corporation will act as placement agent in connection with the private placement and will be paid customary compensation for its services.



    Before this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not reflect the market price of the common stock following the offering. The principal factors considered in determining the public offering price include:


    - the information in this prospectus and otherwise available to the underwriters;

    - market conditions for initial public offerings;

    - the history and the prospects for the industry in which we will compete;

    - the ability of our management;

    - the prospects for our future earnings;

    - the present state of our development and our current financial condition;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

    We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market following the offering or that an active trading market for the common stock will develop and continue after the offering.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    A prospectus in electronic format is being made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters or selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. fbr.com is an on-line broker/dealer that may receive an allocation of shares of common stock through its affiliate Friedman, Billings, Ramsey & Co., Inc., one of the representatives.


    Other than the prospectus in electronic format, the information contained on any underwriter's web site and any information contained on any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice before any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and
(iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby and other legal matters will be passed upon for Corillian by Perkins Coie LLP, Portland, Oregon. Legal matters will be passed upon for the underwriters by Stoel Rives LLP, Portland, Oregon.

                                    EXPERTS

    The financial statements of Corillian Corporation as of December 31, 1998 and 1999, and for the period from April 9, 1997 (date of inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999, have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus and registration statement, and upon the authority of KPMG LLP as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of Corillian, these references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, or Seven World Trade Center,
Suite 13th floor, New York, New York 10048, or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

    Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified by reference to the copy of the applicable document filed with the Commission.

    We will also file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Commission.

    Our Commission filings and the registration statement can also be reviewed by accessing the Commission's Internet site at HTTP://WWW.SEC.GOV, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             CORILLIAN CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2

Balance Sheets as of December 31, 1998 and 1999.............  F-3

Statements of Operations for the period from April 9, 1997
  (date of inception) to December 31, 1997, and for the
  years ended December 31, 1998 and 1999....................  F-4

Statements of Redeemable Convertible Preferred Stock and
  Shareholders' Equity (Deficit) for the period from
  April 9, 1997 (date of inception) to December 31, 1997,
  and for the years ended December 31, 1998 and 1999........  F-5

Statements of Cash Flows for the period from April 9, 1997
  (date of inception) to December 31, 1997, and for the
  years ended December 31, 1998 and 1999....................  F-6

Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Corillian Corporation:

    We have audited the accompanying balance sheets of Corillian Corporation as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit), and cash flows for the period from April 9, 1997 (date of inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corillian Corporation as of December 31, 1998 and 1999, and the results of its operations and cash flows for the period from April 9, 1997 (date of inception) to December 31, 1997 and for each of the years in the two-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Portland, Oregon
January 21, 2000, except as to note 11,
which is as of March 16, 2000

                             CORILLIAN CORPORATION

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,         PRO FORMA
                                                              -------------------   SHAREHOLDERS'
                                                                1998       1999        EQUITY
                                                              --------   --------   -------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $   290    $  8,502
  Investments...............................................       --      10,357
  Accounts receivable.......................................      382       2,849
  Other receivables.........................................       29         288
  Revenue in excess of billings.............................       --         363
  Prepaid expenses and deposits.............................       20         547
                                                              -------    --------
    Total current assets....................................      721      22,906

Property and equipment, net.................................      179       2,927
Other assets................................................       48          69
                                                              -------    --------
    Total assets............................................  $   948    $ 25,902
                                                              =======    ========

       LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable..........................................  $   226    $  1,990
  Accrued liabilities.......................................      474       2,097
  Deferred revenue..........................................    1,403       1,767
  Current portion of capital lease obligations..............       --          66
  Other current liabilities.................................       10          10
                                                              -------    --------
    Total current liabilities...............................    2,113       5,930

Capital lease obligations, less current portion.............       --         177
                                                              -------    --------
    Total liabilities.......................................    2,113       6,107
                                                              -------    --------
Redeemable convertible preferred stock, no par value; 0 and
  14,723,223 shares issued and outstanding at December 31,
  1998 and 1999, respectively, aggregate liquidation
  preference of $33,000 at December 31, 1999................       --      31,501
                                                              -------    --------
Commitments and contingencies

Shareholders' (deficit) equity:
  Convertible preferred stock, no par value; 40,000,000
    shares authorized, liquidation preference of $910 at
    December 31, 1999; 1,729,730 and 1,639,730 shares issued
    and outstanding at December 31, 1998 and 1999,
    respectively............................................      960         910      $     --
  Common stock, no par value; 150,000,000 shares authorized;
    7,427,550 and 7,253,550 shares issued and outstanding at
    December 31, 1998 and 1999, respectively (23,616,503 pro
    forma)..................................................    1,114       3,482        35,893
  Stock subscriptions receivable............................      (12)         --            --
  Deferred stock-based compensation.........................       --      (2,877)       (2,877)
  Accumulated deficit.......................................   (3,227)    (13,221)      (13,221)
                                                              -------    --------      --------
    Total shareholders' (deficit) equity....................  $(1,165)   $(11,706)     $ 19,795
                                                              -------    --------
                                                                                       ========
    Total liabilities and shareholders' (deficit) equity....  $   948    $ 25,902
                                                              =======    ========

                See accompanying notes to financial statements.

                             CORILLIAN CORPORATION

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                PERIOD FROM
                                                               APRIL 9, 1997          YEAR ENDED
                                                            (DATE OF INCEPTION)      DECEMBER 31,
                                                              TO DECEMBER 31,     -------------------
                                                                   1997             1998       1999
                                                            -------------------   --------   --------
Revenues..................................................        $   399         $ 3,393    $  7,736
Cost of revenues, excluding $55 in 1999 of amortization of
  deferred stock-based compensation.......................            318           1,894       6,651
                                                                  -------         -------    --------
    Gross profit..........................................             81           1,499       1,085
                                                                  -------         -------    --------

Operating expenses:
  Sales and marketing, excluding $432 in 1999 of
    amortization of deferred stock-based compensation.....            239             840       4,074
  Research and development, excluding $39 in 1999 of
    amortization of deferred stock-based compensation.....            594           1,353       3,165
  General and administrative, excluding $441 in 1999 of
    amortization of deferred stock-based compensation.....            671           1,233       3,272
  Amortization of deferred stock-based compensation.......             --              --         967
                                                                  -------         -------    --------
    Total operating expenses..............................          1,504           3,426      11,478
                                                                  -------         -------    --------
    Loss from operations..................................         (1,423)         (1,927)    (10,393)
                                                                  -------         -------    --------
Other income:
  Interest income.........................................             --              --         311
  Other income, net.......................................             27              96          88
                                                                  -------         -------    --------
    Total other income....................................             27              96         399
                                                                  -------         -------    --------
    Net loss..............................................         (1,396)         (1,831)     (9,994)

Redeemable convertible preferred stock accretion..........             --              --        (102)
                                                                  -------         -------    --------
    Net loss attributed to common shareholders............        $(1,396)        $(1,831)   $(10,096)
                                                                  =======         =======    ========
Basic and diluted net loss per share......................        $  0.38         $  0.24    $   1.37
Shares used in computing basic and diluted net loss per
  share...................................................          3,771           7,427       7,399
Pro forma basic and diluted net loss per share............                                   $  (0.62)
Shares used in computing pro forma basic and diluted net
  loss per share..........................................                                     16,292

                See accompanying notes to financial statements.

                             CORILLIAN CORPORATION

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
                                   (DEFICIT)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               SHAREHOLDERS' EQUITY (DEFICIT)
                             REDEEMABLE         ------------------------------------------------------------
                             CONVERTIBLE            CONVERTIBLE
                           PREFERRED STOCK        PREFERRED STOCK          COMMON STOCK            STOCK
                        ---------------------   --------------------   ---------------------   SUBSCRIPTIONS
                          SHARES      AMOUNT     SHARES      AMOUNT      SHARES      AMOUNT     RECEIVABLE
                        ----------   --------   ---------   --------   ----------   --------   -------------
Balance, April 9, 1997
  (date of
  inception)..........          --   $    --           --    $  --             --   $    --        $ --
Conversion of
  convertible debt to
  Series A convertible
  preferred stock.....          --        --    1,729,730      960             --        --          --
Issuance of common
  stock...............          --        --           --       --      4,131,216       850          --
Issuance of common
  stock in
  acquisition.........          --        --           --       --      2,300,000       115          --
Issuance of common
  stock for stock
  subscriptions
  receivable..........          --        --           --       --        996,334       149        (149)
Receipts on stock
  subscriptions
  receivable..........          --        --           --       --             --        --         130
Net loss..............          --        --           --       --             --        --          --
                        ----------   -------    ---------    -----     ----------   -------        ----
Balance, December 31,
  1997................          --        --    1,729,730      960      7,427,550     1,114         (19)
Receipts on stock
  subscriptions
  receivable..........          --        --           --       --             --        --           7
Net loss..............          --        --           --       --             --        --          --
                        ----------   -------    ---------    -----     ----------   -------        ----
Balance, December 31,
  1998................          --        --    1,729,730      960      7,427,550     1,114         (12)
Exercise of common
  stock options.......          --        --           --       --        132,667        70          --
Conversion of
  Series A
  convertible
  preferred stock into
  common stock........          --        --      (90,000)     (50)        90,000        50          --
Purchase of common
  stock...............          --        --           --       --       (396,667)   (1,494)         --
Issuance of Series B
  redeemable
  convertible
  preferred stock, net
  of issuance costs...   7,817,516     6,983           --       --             --        --          --
Issuance of Series C
  redeemable
  convertible
  preferred stock, net
  of issuance costs...   6,905,707    24,416           --       --             --        --          --
Accretion of
  redeemable
  convertible
  preferred stock.....          --       102           --       --             --      (102)         --
Receipts on stock
  subscriptions
  receivable..........          --        --           --       --             --        --          12
Deferred stock-based
  compensation........          --        --           --       --             --     3,844          --
Amortization of
  deferred stock-based
  compensation........          --        --           --       --             --        --          --
Net loss..............          --        --           --       --             --        --          --
                        ----------   -------    ---------    -----     ----------   -------        ----
Balance, December 31,
  1999................  14,723,223   $31,501    1,639,730    $ 910      7,253,550   $ 3,482        $ --
                        ==========   =======    =========    =====     ==========   =======        ====

                               SHAREHOLDERS' EQUITY (DEFICIT)
                        --------------------------------------------
                                                           TOTAL
                          DEFERRED                     SHAREHOLDERS'
                         STOCK-BASED    ACCUMULATED       EQUITY
                        COMPENSATION      DEFICIT        (DEFICIT)
                        -------------   ------------   -------------
Balance, April 9, 1997
  (date of
  inception)..........     $    --        $     --       $     --
Conversion of
  convertible debt to
  Series A convertible
  preferred stock.....          --              --            960
Issuance of common
  stock...............          --              --            850
Issuance of common
  stock in
  acquisition.........          --              --            115
Issuance of common
  stock for stock
  subscriptions
  receivable..........          --              --             --
Receipts on stock
  subscriptions
  receivable..........          --              --            130
Net loss..............          --          (1,396)        (1,396)
                           -------        --------       --------
Balance, December 31,
  1997................          --          (1,396)           659
Receipts on stock
  subscriptions
  receivable..........          --              --              7
Net loss..............          --          (1,831)        (1,831)
                           -------        --------       --------
Balance, December 31,
  1998................          --          (3,227)        (1,165)
Exercise of common
  stock options.......          --              --             70
Conversion of
  Series A
  convertible
  preferred stock into
  common stock........          --              --             --
Purchase of common
  stock...............          --              --         (1,494)
Issuance of Series B
  redeemable
  convertible
  preferred stock, net
  of issuance costs...          --              --             --
Issuance of Series C
  redeemable
  convertible
  preferred stock, net
  of issuance costs...          --              --             --
Accretion of
  redeemable
  convertible
  preferred stock.....          --              --           (102)
Receipts on stock
  subscriptions
  receivable..........          --              --             12
Deferred stock-based
  compensation........      (3,844)             --             --
Amortization of
  deferred stock-based
  compensation........         967              --            967
Net loss..............          --          (9,994)        (9,994)
                           -------        --------       --------
Balance, December 31,
  1999................     $(2,877)       $(13,221)      $(11,706)
                           =======        ========       ========

                See accompanying notes to financial statements.

                             CORILLIAN CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                  PERIOD FROM
                                                                 APRIL 9, 1997          YEAR ENDED
                                                              (DATE OF INCEPTION)      DECEMBER 31,
                                                                TO DECEMBER 31,     -------------------
                                                                     1997             1998       1999
                                                              -------------------   --------   --------
Cash flows from operating activities:
  Net loss..................................................        $(1,396)        $(1,831)   $ (9,994)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................             75             188         278
    Amortization of deferred stock-based compensation.......             --              --         967
    Purchased in-process research and development...........            185              --          --
    Gain on sale of assets..................................            (15)            (96)        (96)
    Changes in operating assets and liabilities:
      Accounts receivable...................................            (25)           (367)     (2,467)
      Other receivables.....................................             --             (19)       (259)
      Revenue in excess of billings.........................            (37)             37        (363)
      Prepaid expenses, deposits and other assets...........            (38)             12        (548)
      Accounts payable and accrued liabilities..............            275             425       3,387
      Deferred revenue......................................             28           1,279         460
                                                                    -------         -------    --------
        Net cash used in operating activities...............           (948)           (372)     (8,635)
                                                                    -------         -------    --------
Cash flows from investing activities:
  Purchase of property and equipment........................           (171)           (113)     (2,750)
  Purchase of investments...................................             --              --     (10,357)
  Proceeds from the sale of property and equipment..........            204              --          --
  Capitalization of software................................           (142)             --          --
                                                                    -------         -------    --------
        Net cash used in investing activities...............           (109)           (113)    (13,107)
                                                                    -------         -------    --------
Cash flows from financing activities:
  Proceeds from issuance of convertible debt securities.....            960              --          --
  Proceeds from issuance of preferred stock, net of issuance
    costs...................................................             --              --      31,399
  Proceeds from the issuance of common stock, net of
    issuance costs..........................................            850              --          --
  Proceeds from exercise of stock options...................             --              --          70
  Repurchase of common stock................................             --              --      (1,494)
  Receipts on stock subscriptions receivable................            130               7          12
  Payments on notes payable.................................           (115)             --          --
  Principal payments on capital lease obligations...........             --              --         (33)
                                                                    -------         -------    --------
        Net cash provided by financing activities...........          1,825               7      29,954
                                                                    -------         -------    --------
        Increase (decrease) in cash and cash equivalents....            768            (478)      8,212
Cash and cash equivalents at beginning of period............             --             768         290
                                                                    -------         -------    --------
Cash and cash equivalents at end of period..................        $   768         $   290    $  8,502
                                                                    =======         =======    ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................        $    --         $    --    $      6
    Income taxes............................................             --              --          --
Supplemental disclosures of non-cash investing and financing activities:
  Property and equipment acquired through capital leases....             --              --         276
  Issuance of preferred stock upon conversion of convertible
    debt securities.........................................            960              --          --
  Common stock issued for stock subscriptions receivable....            149              --          --
  Recorded through business combinations:
    Assets..................................................            240              --          --
    Liabilities.............................................            125              --          --
    Common shares...........................................            115              --          --

                See accompanying notes to financial statements.

                             CORILLIAN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND REPORTING ENTITY

    Corillian Corporation was incorporated in April 1997. Corillian provides solutions to enable banks, brokers, financial portals and other Internet financial service providers to offer their customers a variety of financial services over the Internet, including Internet banking, electronic bill presentment and payment, and consolidated financial account access. Corillian also provides a variety of services to support customers throughout the process of implementation, customization and maintaining its Internet finance solutions.

    On May 15, 1997, Corillian purchased property and equipment, contract and intellectual property rights and other assets from CheckFree Corporation (Checkfree) in exchange for a $125,000 note payable and the simultaneous surrender of Corillian's Chief Executive Officer's CheckFree common stock to CheckFree and issuance of 2,300,000 shares of Corillian Corporation common stock valued at $115,000 to the Chief Executive Officer. Under the purchase method, the purchase price was allocated to the acquired assets pro-rata, according to the fair value of each asset purchased. Of the purchase price, $185,000 was allocated to purchased research and development costs and was immediately expensed in the current period; $30,000 was allocated to capitalized software and was fully amortized during the period ended December 31, 1997; and $9,000 was allocated to property and equipment. The remaining purchase price of $16,000 relates to various deposits acquired from the seller and was allocated to other assets. In addition, Corillian is obligated to pay CheckFree a royalty of 7% of gross revenues on a quarterly basis for five years or up to a maximum of $1,750,000.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) REVENUE RECOGNITION

    Corillian derives revenues from providing software licensing and professional services to customers, including implementation, hosting services for transactions processed using Corillian's hardware, custom software engineering and development, consulting, and post-contractual customer support. Revenues derived from implementation include reimbursable expenses and equipment sales. Corillian recognizes revenue from software licensing agreements in accordance with the provisions of Statement of Position (SOP) No. 97-2, SOFTWARE REVENUE RECOGNITION, and SOP No. 98-9, MODIFICATION OF SOP NO. 97-2, SOFTWARE REVENUE RECOGNITION, WITH RESPECT TO CERTAIN TRANSACTIONS.

    Revenue on software arrangements involving multiple elements, which generally include software licenses, implementation and custom software engineering services, post-contractual customer support, training services and hosting services, is allocated to the elements using the residual method under SOP No. 98-9. Corillian has determined that post-contractual customer support, training and hosting services can be separated from software licenses, implementation and custom software engineering services because
(a) post-contractual customer support, training and hosting services are not essential to the functionality of any other element in the arrangement, and (b) sufficient vendor-specific objective evidence exists to permit the allocation of revenue to these service elements. Vendor-specific objective evidence has been established on post-contractual customer support and hosting services using the price the customer is required to pay when they are sold separately (the renewal rate), and on training based on the price customers are charged when these services are sold separately. Under the residual method, the fair value of post-contractual customer support, training, and hosting services is deferred and subsequently recognized as the services are performed, and the difference between the total software arrangement fee and the amount deferred for training, hosting and post-contractual customer support

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) services is allocated to software license, implementation and custom software engineering services and recognized using contract accounting.

    Corillian's software licenses are functionally dependent on implementation and custom software engineering services; therefore, software licenses and implementation services, together with custom software engineering services that are essential to the functionality of the software, are combined and recognized using the percentage of completion method of contract accounting. The percentage of completion is measured by the percentage of contract hours incurred to date compared to the estimated total contract hours for each contract. Corillian has the ability to make reasonable, dependable estimates relating to the extent of progress towards completion, contract revenues and contract costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

    Revenues associated with software developed for others in which Corillian has an obligation to successfully complete specified activities are deferred until acceptance by the customer, whereas agreements in which Corillian is providing services on a best-efforts basis are recognized as services are performed.

    Revenues associated with custom software engineering services that are not essential to the core functionality of the software are recognized on a time-and-materials basis as services are performed. Custom software engineering services in which Corillian retains and reserves title and all ownership rights to the software products and anticipates generating revenues from future sales of the resulting product are accounted for following the provisions of Statement of Financial Accounting Standards No. 68, RESEARCH AND DEVELOPMENT ARRANGEMENTS (SFAS No. 68).

    Revenues for post-contractual customer support are recognized ratably over the term of the support services period, generally a period of one year. Services provided to customers under customer support and maintenance agreements generally include technical support and unspecified product upgrades. Revenues from hosting services for transactions processed by Corillian are recognized ratably as services are performed, beginning subsequent to customer acceptance of the software licenses.

    Customers are billed in accordance with contractual specifications. Corillian records the unrecognized portion of billable fees as deferred revenue. Revenues recognized in excess of contractual billings are recorded as revenues in excess of billings.

    Revenues from our recently introduced OneSource service include implementation fees, monthly service fees and client user fees. Revenues associated with implementation are recognized ratably over the term of the service agreement. Costs incurred relating to implementation are recorded as cost of revenues. Corillian receives a monthly service fee for each financial institution interface completed. Corillian receives a monthly client user fee for each user of the OneSource service. The monthly service and client user fees are recognized as these services are performed.

    (B) CASH AND CASH EQUIVALENTS

    Cash equivalents consist of short-term, highly liquid investments with original maturities of ninety days or less, which are carried at market value, which approximates cost.

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (C) INVESTMENTS

    Investments consist of commercial paper which have original maturities between three and six months. These investments are classified as held-to-maturity and are recorded at market value, which approximates cost.

    (D) ACCOUNTS RECEIVABLE

    Corillian performs ongoing credit evaluations of its customers' financial condition. Credit is extended to customers as deemed necessary and generally does not require collateral. Management believes that the risk of loss is significantly reduced due to the quality and financial position of its customers. Management provides an allowance for doubtful accounts based on current customer information and historical statistics. Management evaluates customer information and historical statistics in providing for an allowance of doubtful accounts receivable. Historically, Corillian has incurred no write-offs of accounts receivable. At December 31, 1998 and 1999, Corillian's allowance for doubtful accounts receivable was $0.

    (E) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of the assets, generally three to five years. Equipment recorded under capital lease agreements are depreciated over the shorter of the estimated useful life of the equipment or the lease term. Leasehold improvements are depreciated over the shorter of the remaining term of the related leases or the estimated economic useful lives of the improvements.

    During 1997, Corillian sold fixed assets in a sale-leaseback transaction, resulting in gain totaling $192,000. The gain, which was classified as deferred revenue, was amortized over the two-year lease term. Corillian amortized $12,000, $96,000 and $84,000 into other income during the period ended
December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

    (F) RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred. Arrangements in which Corillian's research and development activities are partially funded by others are accounted for by applying the provisions of SFAS No. 68.

    (G) CAPITALIZED SOFTWARE

    Corillian accounts for software development costs in accordance with SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. In 1997, costs totaling $172,000 were capitalized under SFAS No. 86. Amortization of these costs totaled $30,000, $142,000 and $0 during the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

    In 1998 and 1999, completion of a working model of Corillian's products and general release have substantially coincided. As a result, Corillian did not capitalize any software development costs during the two years ended
December 31, 1999 and charged all such costs to research and development expense as incurred.

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (H) CONCENTRATION OF CREDIT RISK

    Results of operations are substantially derived from United States operations and all assets reside in the United States. Corillian is exposed to concentration of credit risk principally from accounts receivable. For the year ended December 31, 1999, two customers individually accounted for greater than 10% of Corillian's revenues: our largest customer accounted for $1,333,000, or 17% of total revenues; our next largest customer accounted for $1,147,000, or 15% of total revenues.

    Corillian is subject to concentrations of credit risk from its cash and cash equivalents, investments and trade receivables. Corillian limits its exposure to credit risk associated with cash and cash equivalents and investments by placing its cash and cash equivalents with a major financial institution and by investing in investment-grade securities. At December 31, 1999, Corillian had accounts receivable from three customers representing approximately 70% of trade accounts receivable. Loss of or non-performance by these significant customers could adversely affect Corillian's financial position, liquidity or results from operations.

    (I) RISK OF TECHNOLOGICAL CHANGE

    A substantial portion of Corillian's revenues are generated from the development, and rapid release to market of computer software products newly introduced during the year. In the extremely competitive industry environment in which Corillian operates, such product generation, development and marketing processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various risks inherent in such products. Additionally, Corillian's production strategy relies on the ability of its engineers and professional service providers to deliver implemented products in time to meet critical development and distribution schedules. In light of these dependencies, it is reasonably possible that failure to successfully manage a significant product introduction or failure of these employees to deliver implemented products as needed could have a severe impact on Corillian's growth and results of operations.

    (J) STOCK-BASED COMPENSATION

    Corillian accounts for stock-based compensation using the Financial Accounting Standard Board's (FASB) Statement of Financial Accounting Standards No. 123 (SFAS No. 123), ACCOUNTING FOR STOCK-BASED COMPENSATION. This statement permits a company to choose either a fair value based method of accounting for its stock-based compensation arrangements or to comply with the current Accounting Principles Board Opinion 25 (APB 25) intrinsic value based method adding pro forma disclosures of net income (loss) computed as if the fair value-based method had been applied in the financial statements. Corillian applies SFAS No. 123 by retaining the APB 25 (and interpretations) method of accounting for stock-based compensation for employees with annual pro forma disclosures of net income (loss). Corillian accounts for stock and stock options issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (EITF) consensus on Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES. Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual stock option awards consistent with the method prescribed in FASB Interpretation No. 28.

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (K) NET LOSS PER SHARE

    Corillian computes net loss per share in accordance with SFAS No. 128, EARNINGS PER SHARE, and SEC Staff Accounting Bulletin No. 98 (SAB No. 98). Under the provisions of SFAS No. 128 and SAB No. 98, basic and diluted net loss per share is computed by dividing the net loss available to common shareholders for the period by the weighted-average number of shares of common stock outstanding during the period. Net loss attributed to common shareholders includes the accretion of discounts on redeemable convertible preferred stock, which is amortized over four years.

    The following table sets forth for the periods indicated the weighted-average potential shares of common stock issuable under stock options using the treasury stock method and convertible preferred stock on an if-converted basis, which are not included in calculating net loss per share due to their antidilutive effect:

                                        PERIOD ENDED    YEAR ENDED DECEMBER 31,      PRO FORMA
                                        DECEMBER 31,    ------------------------   DECEMBER 31,
                                            1997           1998         1999           1999
                                        -------------   ----------   -----------   -------------
Shares issuable under stock options...       1,295        402,867       739,837        739,837
Shares of convertible preferred
  stock...............................          --      1,729,730     8,892,479             --
                                             -----      ---------    ----------      ---------
                                             1,295      2,132,597     9,632,316        739,837
                                             =====      =========    ==========      =========

    Pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding convertible preferred stock into shares of common stock effective upon the closing of Corillian's initial public offering as if such conversion occurred at the date of original issuance.

    Pursuant to SAB No. 98, common shares issued for nominal consideration in each of the periods presented, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No such shares have been issued.

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated:

                                                               YEAR ENDED
                                           PERIOD ENDED       DECEMBER 31,         PRO FORMA
                                           DECEMBER 31,    -------------------   DECEMBER 31,
                                               1997          1998       1999         1999
                                           -------------   --------   --------   -------------
                                                             (IN THOUSANDS)
Numerator:
  Net loss...............................      $(1,396)    $(1,831)   $ (9,994)    $ (9,994)
  Redeemable convertible preferred stock
    accretion............................           --          --        (102)        (102)
                                               -------     -------    --------     --------
  Net loss attributed to common
    shareholders.........................      $(1,396)    $(1,831)   $(10,096)    $(10,096)
                                               =======     =======    ========     ========
Denominator:
  Weighted-average common shares
    outstanding..........................        3,771       7,427       7,399        7,399
                                               -------     -------    --------
  Denominator for basic and diluted
    calculation..........................        3,771       7,427       7,399
                                               =======     =======    ========
  Weighted-average effect of pro forma
    conversion of securities:
    Series A convertible preferred
      stock..............................                                             1,712
    Series B redeemable convertible
      preferred stock....................                                             5,869
    Series C redeemable convertible
      preferred stock....................                                             1,312
                                                                                   --------
Denominator for pro forma basic and
  diluted calculation....................                                            16,292
                                                                                   ========

    (L) COMPREHENSIVE INCOME

    Corillian has adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. Comprehensive income is defined as changes in shareholders' equity exclusive of transactions with owners, such as capital contributions and dividends. There are no differences between net loss and comprehensive loss for the periods presented.

    (M) INCOME TAXES

    Corillian accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of events that have been included in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

    (N) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts and notes receivable, revenues in excess of billings, accounts payable, accrued liabilities and deferred revenue approximate fair values due to the short-term maturities of those instruments. The carrying

                             CORILLIAN CORPORATION

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) amount of capital leases approximate fair value as the stated interest rates reflect current market rates. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments when available. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.

    (O) ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense was $10,000, $104,000 and $110,000 for the period ended December 31, 1997 and years ended December 31, 1998 and 1999, respectively.

    (P) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES, (SFAS No. 133). SFAS No. 133, as amended by Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. Corillian will adopt SFAS No. 133 and SFAS No. 137 for the quarter ending March 31, 2001. Corillian does not expect the adoption of SFAS No. 133 and SFAS No. 137 to have a significant impact on our results of operations, financial position or cash flows.

    (Q) USE OF ESTIMATES

    The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) BALANCE SHEET COMPONENTS

    (A) PROPERTY AND EQUIPMENT, NET

    Property and equipment, net, consisted of the following at December 31:

                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Computer equipment and software.............................    $  9      $2,580
Furniture, fixtures and other equipment.....................     217         571
Leasehold improvements......................................      --         101
                                                                ----      ------
                                                                 226       3,252

Less accumulated depreciation and amortization..............     (47)       (325)
                                                                ----      ------
                                                                $179      $2,927
                                                                ====      ======

    Depreciation and amortization expense was $15,000, $46,000 and $278,000 for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

                             CORILLIAN CORPORATION

(3) BALANCE SHEET COMPONENTS (CONTINUED)
    (B) ACCRUED LIABILITIES

    Accrued liabilities consisted of the following at December 31:

                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Payroll and related expenses................................    $ 53      $  706
Royalties...................................................     322         815
Accrued sales taxes.........................................      57         383
Other accrued liabilities...................................      42         193
                                                                ----      ------
                                                                $474      $2,097
                                                                ====      ======

(4) INCOME TAXES

    Due to Corillian's losses before the provision for income taxes for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, there has been no provision for federal and state taxes. The reconciliation of the statutory federal income tax rate to the Corillian's effective income tax rate is as follows:

                                                          1997          1998          1999
                                                        --------      --------      --------
Federal statutory rate................................    (34)%         (34)%         (34)%
Increases (decreases) resulting from:
  State income taxes, net of federal tax benefit......     (4)           (4)           (4)
  Change in valuation allowance.......................     40            50            40
  Research and experimentation credits................     (2)          (12)           (2)
                                                          ---           ---           ---
                                                           --%           --%           --%
                                                          ===           ===           ===

    The tax effects of temporary differences and net operating loss carryforwards which give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows at December 31:

                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Research and experimentation credit carryforwards.......  $   156    $   384
  Accrued expenses and allowances.........................       19        217
  Deferred compensation...................................       --        371
  Net operating loss carryforwards........................      930      4,307
  Capitalized research and development....................      205        154
  Other...................................................       73         14
                                                            -------    -------
    Total gross deferred tax assets.......................    1,383      5,447
Less valuation allowance..................................   (1,374)    (5,412)
                                                            -------    -------
                                                                  9         35
                                                            -------    -------
Deferred tax liabilities:
  Depreciable assets......................................        9         35
                                                            -------    -------
    Total gross deferred tax liabilities..................        9         35
                                                            -------    -------
    Net deferred tax assets...............................  $    --    $    --
                                                            =======    =======

                             CORILLIAN CORPORATION

(4) INCOME TAXES (CONTINUED)
    The net change in the total valuation allowance was an increase of $565,000, $809,000 and $4,038,000 for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

    At December 31, 1999, Corillian had net operating loss carryforwards of approximately $11,229,000 to offset against future income for federal and state tax purposes and research and experimentation credits of $426,000. These carryforwards expire in 2012 through 2019.

    A provision of the Internal Revenue Code requires the utilization of net operating losses and research and experimentation credits be limited when there is a change of more than 50% in ownership of Corillian. Such a change occurred with the sale of Series A convertible preferred stock in December 1997 and sale of Series B redeemable convertible preferred stock in April 1999. Accordingly, the utilization of the net operating loss carryforwards generated from periods prior to April 1999 is limited.

(5) REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Corillian has designated shares of authorized preferred stock as redeemable convertible preferred stock. The title and number of shares issued and outstanding are as follows:

                                                           SHARES ISSUED AND
                                                              OUTSTANDING
                                                        -----------------------
                                                             DECEMBER 31,
                                           DESIGNATED   -----------------------
                                             SHARES        1998         1999
                                           ----------   ----------   ----------
Series B redeemable convertible preferred
  stock, $0.90 per share liquidation
  preference.............................   7,817,516           --    7,817,516
Series C redeemable convertible preferred
  stock, $3.77 per share liquidation
  preference.............................   6,905,707           --    6,905,707
                                           ----------   ----------   ----------
                                           14,723,223           --   14,723,223
                                           ==========   ==========   ==========

    Series B and Series C redeemable convertible preferred stock (Series B and Series C) is subject to mandatory redemption features following the affirmative vote of at least 75% of the outstanding shares of Series B and Series C after October 25, 2003. Corillian shall redeem all of the then outstanding Series B and Series C by paying cash equal to the greater of the original issue price per share plus any declared and unpaid dividends or the fair value of such shares as mutually determined. See note 6 for additional features of redeemable convertible preferred stock.

(6) SHAREHOLDER'S EQUITY

    (A) PREFERRED STOCK

    Corillian has designated 1,729,730 shares of preferred stock as Series A convertible preferred stock (Series A). In addition, the Company has designated and issued shares of Series B and Series C. The significant terms of each series of preferred stock are summarized below:

    DIVIDENDS. Series B and Series C shareholders are entitled to receive, when and as declared by the Board of Directors, cash dividends on each outstanding share of Series B and Series C. The right

                             CORILLIAN CORPORATION

(6) SHAREHOLDER'S EQUITY (CONTINUED)
to receive dividends on preferred stock is not cumulative and no right to receive dividends shall accrue to holders of preferred stock in the event the Board of Directors does not declare dividends. No dividends may be declared or paid on Series A or common stock until all dividends declared on Series B and Series C have been paid.

    LIQUIDATION PREFERENCES. Upon dissolution, liquidation or winding-up of Corillian, either voluntary or involuntary, the Series B and Series C shareholders receive preference over Series A preferred and common shareholders. The liquidation value for each outstanding share is $0.90 for Series B and $3.77 for Series C, as adjusted for all declared and unpaid dividends. If upon liquidation Corillian's assets are insufficient to pay the Series B and Series C shareholders the full preference, then Corillian's assets would be distributed among the Series B and Series C shareholders, ratably in proportion to the full amounts to which they would otherwise be entitled. After the full liquidation payment is made to Series B and Series C shareholders, Series A would receive a liquidation value of $0.56 for each outstanding share, as adjusted for all declared and unpaid dividends. If upon liquidation Corillian's assets are insufficient to pay the Series A shareholders the full preference, then Corillian's assets would be distributed among the holders of Series A, ratably in proportion to the full amounts to which they would otherwise be entitled. After the full liquidation payment is made to Series A shareholders, Corillian's remaining assets would be distributed ratably to the holders of common stock.

    VOTING. Each preferred stock shareholder has the right to the number of votes the holder would be entitled to if the shares of preferred stock were converted to common stock. In addition, each preferred stock shareholder has special voting rights on certain equity issuances and fundamental transactions, such as asset sales or mergers. The holder of Series A has the right to designate one member of the Board of Directors, and the holders of Series B have the right to designate two members of the Board of Directors.

    CONVERSION. Each share of preferred stock is voluntarily convertible into common stock at any time after the date of issuance at a rate equal to the original issue price divided by the conversion price at the time in effect, subject to certain adjustments. Automatic conversion of each share of preferred stock into common stock at the then effective conversion rate will occur upon
(a) the closing and issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933 in which the price per share is at least $7.50 and in which the aggregate price to the public is at least $20,000,000, or (b) upon the approval of the conversion by holders of a majority of the issued shares.

    PRE-EMPTIVE RIGHTS. Each holder of preferred stock has the pre-emptive right to purchase a portion of any new issuance of equity securities.

    (B) SHAREHOLDERS' AGREEMENTS

    Corillian and its shareholders have entered into agreements that include restrictions on the transfer of Corillian's common stock. Except for expressly provided exceptions, no shareholder is allowed to transfer ownership of stock without the shares being first offered for sale to Corillian or its designee.

                             CORILLIAN CORPORATION

(7) 1997 STOCK OPTION PLAN

    In 1997, Corillian's Board of Directors approved and adopted a Stock Option Plan (the Plan). As adopted, the maximum aggregate number of shares awardable under the plan was 2,000,000 shares of common stock for the grant of stock options to employees, officers, directors, consultants or advisors. Options granted pursuant to the Plan may be either incentive stock options as defined in
Section 442A of the Internal Revenue Code of 1986, as amended, or non-qualified stock options, at the discretion of the Board of Directors. In April 1999, Corillian's Board of Directors approved an increase of 2,243,795 shares available for grant under the Plan, increasing the total shares available for grant to 4,243,795. Additionally, the aggregate fair market value of common stock which incentive stock options are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. Shares generally vest in yearly installments over a period of three or four years. Options generally have a five or ten year term and terminate three months after termination of service with Corillian.

    Stock option activity under the Plan was as follows:

                                                     NUMBER OF   WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
Granted............................................    516,667        $ 0.15
Exercised..........................................         --            --
Cancelled..........................................         --            --
                                                     ---------
Balance December 31, 1997..........................    516,667          0.15

Granted............................................    796,666          0.47
Exercised..........................................         --            --
Cancelled..........................................   (383,333)        (0.39)
                                                     ---------
Balance December 31, 1998..........................    930,000          0.32

Granted............................................  2,913,667          0.99
Exercised..........................................   (132,667)        (0.53)
Cancelled..........................................    (91,776)        (0.65)
                                                     ---------
Balance December 31, 1999..........................  3,619,224          0.84
                                                     =========

    The following table summarizes information regarding stock options outstanding and exercisable as of December 31, 1999:

                           OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
             -----------------------------------------------   ------------------------------
                         WEIGHTED-AVERAGE                      EXERCISABLE
 EXERCISE    NUMBER OF      REMAINING       WEIGHTED-AVERAGE    NUMBER OF    WEIGHTED-AVERAGE
  PRICE       SHARES     CONTRACTUAL LIFE    EXERCISE PRICE      SHARES       EXERCISE PRICE
----------   ---------   ----------------   ----------------   -----------   ----------------
$     0.15     531,445         3.01              $0.15            397,005         $0.15
      0.56     735,779         3.93               0.56            246,234          0.56
      0.60   1,006,667         4.55               0.60             35,833          0.60
      0.62     200,000         3.91               0.62            100,000          0.62
      1.50     839,667         5.06               1.50            170,000          1.50
      1.88     305,666         9.78               1.88                 --          1.88
             ---------                                          ---------
 0.15-1.88   3,619,224         4.74               0.84            949,072          0.57
             =========                                          =========

                             CORILLIAN CORPORATION

(7) 1997 STOCK OPTION PLAN (CONTINUED)
    At December 31, 1999, 491,904 shares were available for grant.

    Corillian has elected to follow APB No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and interpretations, to account for its employee stock option plan. Under APB No. 25, no compensation expense is recognized when the exercise price of Corillian's employee stock options is equal to or greater than the fair value of the underlying stock on the date of grant. Deferred stock-based compensation is recorded for those situations where the exercise price of an option was lower than the deemed fair value for financial reporting purposes of the underlying common stock. Corillian recorded deferred stock-based compensation of $0, $0 and $3,694,000 for the period ended December 31, 1997 and for the years ended December 31, 1998 and 1999, respectively. Amortization of stock-based compensation was $0, $0 and $952,000 for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

    During 1999, Corillian issued 33,333 stock options to non-employees. The fair value of these stock options, using the Black-Scholes option pricing model and applying the assumptions in the table below, totaled $149,000. This amount, which is included in deferred stock-based compensation, is amortized over the stock option vesting period. Amortization of stock-based compensation was $0, $0, and $15,000 for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively. These options will be remeasured each balance sheet date until fully vested.

    The deferred stock-based compensation is being amortized on an accelerated basis over the vesting period of the stock option award, generally three or four years, consistent with the method prescribed in FASB Interpretation No. 28.

    The amortization of deferred stock-based compensation relates to the following items in the accompanying statements of operations:

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998        1999
                                                             ---------   ---------   --------
                                                                      (IN THOUSANDS)
Cost of revenues...........................................        --          --       55
Sales and marketing........................................        --          --      432
Research and development...................................        --          --       39
General and administrative.................................        --          --      441
                                                             ---------   ---------     ---
                                                                   --          --      967

    The per share weighted-average fair value, as determined by applying the Black-Scholes option pricing model to stock options granted under the Plan was $0.11, $0.38 and $1.92 during the period

                             CORILLIAN CORPORATION

(7) 1997 STOCK OPTION PLAN (CONTINUED)
ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively, using the following weighted-average assumptions:

                                                                          YEAR ENDED
                                                 PERIOD ENDED            DECEMBER 31,
                                                 DECEMBER 31,       ----------------------
                                                     1997             1998          1999
                                                 -------------      --------      --------
Risk free interest rate........................        5.7%           5.4%          5.6%
Expected volatility............................        100%           100%          100%
Expected life in years.........................        3.5            3.5           3.5
Dividend yield.................................         --             --            --

    Had the stock-based compensation for Corillian's stock option plan been determined based on the provisions of SFAS No. 123, net loss and basic and diluted net loss per share would have been as follows:

                                                                     YEAR ENDED
                                                PERIOD ENDED        DECEMBER 31,
                                                DECEMBER 31,    ---------------------
                                                    1997          1998        1999
                                               --------------   ---------   ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss attributed to common shareholders:
  As reported................................      $(1,396)      $(1,831)   $(10,096)
                                                   =======       =======    ========
  Pro forma..................................      $(1,425)      $(1,925)   $(10,795)
                                                   =======       =======    ========

Basic and diluted net loss per share:
  As reported................................      $ (0.38)      $ (0.24)   $  (1.37)
                                                   =======       =======    ========
  Pro forma..................................      $ (0.38)      $ (0.26)   $  (1.46)
                                                   =======       =======    ========

(8) COMMITMENTS AND CONTINGENCIES

    (A) ROYALTY

    Subject to the purchase agreement relating to the right to license software, Corillian agreed to pay Checkfree a royalty of 7% of gross revenues on a quarterly basis for five years or up to a maximum of $1,750,000. Corillian has the option to pre-pay any unpaid portion of the $1,750,000 at present value at any time prior to the end of the royalty period. Corillian has not prepaid any royalties through December 31, 1999. Royalties are charged to cost of revenues in the accompanying financial statements. Corillian recorded $28,000, $294,000 and $493,000 in royalty expenses for the period ended December 31, 1997 and for the years ended December 31, 1998 and 1999, respectively.

    (B) 401(k) PLAN

    Corillian maintains a profit-sharing retirement plan for eligible employees under the provisions of Internal Revenue Code Section 401(k). Participants may defer up to 15% of their annual compensation on a pre-tax basis, subject to maximum limits on contributions set forth by the Internal Revenue Service. Corillian's contributions are equal to 50% of a participant's contribution, up to a maximum of 6% of the participant's annual compensation.

                             CORILLIAN CORPORATION

(8) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    (C) LEASE OBLIGATIONS

    Corillian is obligated under capital lease agreements for computer and other equipment which expire over the next four years. Gross amounts of property and equipment and related accumulated depreciation recorded under capital leases are as follows at December 31:

                                                                 1998           1999
                                                              ----------      --------
                                                                   (IN THOUSANDS)
Computer and other equipment................................  $      --         $276
Less accumulated depreciation...............................         --          (18)
                                                              ----------        ----
                                                              $      --         $258
                                                              ==========        ====

    Corillian also has noncancelable operating leases, primarily for facilities and computer and other equipment, which expire over the next five years. Rental expense under operating leases was $114,000, $341,000 and $304,000 for the period ended December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

    Future minimum lease payments on operating and capital leases are as follows:

                                                             CAPITAL    OPERATING
                                                              LEASES     LEASES
                                                             --------   ---------
                                                                (IN THOUSANDS)
Year ending December 31:
  2000.....................................................    $102      $  596
  2001.....................................................      99         327
  2002.....................................................      92         331
  2003.....................................................      11         341
  2004.....................................................      --         351
                                                               ----      ------
    Total minimum lease payments...........................    $304      $1,946
                                                                         ======
Less amounts representing interest.........................     (61)
                                                               ----
    Present value of minimum lease payments................     243
Less current portion.......................................     (66)
                                                               ----
    Long-term portion of minimum lease payments............    $177
                                                               ====

(9) SEGMENT INFORMATION

    (A) GEOGRAPHIC INFORMATION

    Corillian derives its revenue from a single operating segment, providing electronic finance software and applications. Revenue is generated in this segment through software and service license arrangements.

    Results of operations are derived from United States operations and all assets reside in the United States.

                             CORILLIAN CORPORATION

(9) SEGMENT INFORMATION (CONTINUED)
    (B) MAJOR CUSTOMERS

    Revenue from the Company's major customers are as follows:

                                                                      YEAR ENDED
                                                  PERIOD ENDED       DECEMBER 31,
                                                  DECEMBER 31,    -------------------
                                                      1997          1998       1999
                                                  -------------   --------   --------
                                                            (IN THOUSANDS)
Customer A......................................      $ --         $  928     $1,333
Customer B......................................        --             --      1,147
Customer C......................................        65            681         --
Customer D......................................       116             42         37
Customer E......................................        45             33         96
                                                      ----         ------     ------
                                                      $226         $1,684     $2,613
                                                      ====         ======     ======

    (C) REVENUES AND COST OF REVENUES

    Corillian's chief decision-maker monitors the revenue streams of licenses and various services. There are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses to multiple revenue streams would be impractical and arbitrary, management has not historically made such allocations internally. The chief decision-maker does, however, monitor revenue streams at a more detailed level than those depicted in the accompanying financial statements.

    Revenues derived from the Company's licenses and services are as follows:

                                                    PERIOD ENDED       DECEMBER 31,
                                                    DECEMBER 31,    -------------------
                                                        1997          1998       1999
                                                    -------------   --------   --------
                                                              (IN THOUSANDS)
License and implementation and custom engineering
  services........................................        366        3,242      7,131
Post-contractual support..........................         16           19        191
Hosting...........................................         17          132        387
OneSource services................................         --           --         27
                                                          ---        -----      -----
                                                          399        3,393      7,736
                                                          ===        =====      =====

(10) RELATED PARTY TRANSACTIONS

    During 1997, Corillian loaned $10,000 to ISC Company, an entity of which Ted Spooner, CEO of Corillian, was the president. The balance at December 31, 1998, including interest, was $11,000. In 1999, Corillian forgave the loan principal and accrued interest in exchange for equipment.

    On November 26, 1997 and December 31, 1997, Corillian entered into loan agreements, pursuant to which Corillian issued convertible promissory notes to an individual for $600,000 and $360,000, respectively. Both of these notes included an interest rate component of 6% per annum. The principal and accrued interest on the $600,000 convertible note became due on December 31, 1997 and the principal and accrued interest on the $360,000 convertible note became due on January 10, 1998. The

                             CORILLIAN CORPORATION

(10) RELATED PARTY TRANSACTIONS (CONTINUED) principal of both of these notes was converted into Series A preferred stock at $0.56 a share on December 31, 1997. The accrued interest on these notes was forgiven by the noteholder.

    During early 1998, Corillian entered into a development contract, totaling $138,000, with Osprey Partners, LLP, an entity of which Jay N. Whipple III, a director of Corillian and the sole holder of Series A, is the president and majority owner. The arrangement was negotiated at arms length in a manner consistent with arrangements with other customers of Corillian. The contract was completed and paid in full in 1998.

    In November 1999, the holder of Series A converted 90,000 shares into common stock. In November 1999, Corillian repurchased 396,667 shares of common stock from certain shareholders for $3.77 per share.

    In December 1999, Corillian entered into a software license and services arrangement totaling $4,500,000 with a holder of Series C. Corillian recognized $1,147,000 in revenues for the year ended December 31, 1999 in connection with this arrangement. At December 31, 1999, accounts receivable from this customer was $1,659,000 and deferred revenue was $512,000. The arrangement was negotiated at arms-length in a manner consistent with arrangements with other customers of Corillian.

(11) SUBSEQUENT EVENTS

    (A) PROPOSED PUBLIC OFFERING OF COMMON STOCK AND PRIVATE PLACEMENT


    In January 2000, the Board of Directors authorized Corillian to proceed with an initial public offering of its common stock. In March 2000, the Board of Directors authorized Corillian to proceed with a private placement of its common stock and a warrant to purchase 250,000 shares of common stock. If the offering is completed as presently anticipated, all of the outstanding preferred stock will automatically convert to common stock. Giving effect to the public offering of 4,000,000 shares of common stock, the private placement of 2,625,000 shares of common stock and the conversion of preferred stock, Corillian will have outstanding 30,241,503 shares of common stock (unaudited) upon completion of the initial public offering and private placement, excluding 600,000 shares that are subject to the underwriters' over-allotment option.


    (B) REVERSE STOCK SPLIT

    In March 2000, the Board of Directors approved a 2-for-3 reverse stock split of issued and outstanding common and preferred stock to be effective before the completion of the initial public offering of its common stock. All common and preferred share prices, and amounts associated with rights, preferences, dividends and privileges in the accompanying financial statements have been retroactively adjusted to reflect the reverse stock split.

    (C) AUTHORIZED NUMBER OF SHARES OF COMMON STOCK

    In March 2000, the Board of Directors approved the increase in the number of authorized common stock shares to 150,000,000.

                             CORILLIAN CORPORATION

(11) SUBSEQUENT EVENTS (CONTINUED)
    (D) 2000 STOCK INCENTIVE COMPENSATION PLAN

    In March 2000, the Board of Directors approved the 2000 Stock Incentive Compensation Plan and reserved 4,000,000 shares of common stock for issuance of stock options under the 2000 Stock Incentive Compensation Plan.

    (E) 2000 EMPLOYEE STOCK PURCHASE PLAN

    In March 2000, the Board of Directors approved the Employee Stock Purchase Plan to be effective upon the completion of Corillian's initial public offering of its common stock. Accordingly, Corillian has reserved a total of 333,333 shares of common stock for issuance under the plan.

    (F) LITIGATION BY COMPETITOR (UNAUDITED)

    On March 20, 2000, S1 Corporation, one of Corillian's competitors, filed a patent infringement lawsuit against Corillian. According to the complaint filed by S1, S1 claims that Corillian is infringing a patent that was recently issued to S1. S1 seeks injunctive relief prohibiting Corillian from infringing its patent, a court order requiring Corillian to recall all copies of Corillian's software that infringe S1's patent, an award of unspecified monetary damages and attorneys' fees and costs. Corillian reviewed this patent with its patent counsel and believes that it does not infringe any valid claims of this patent. Corillian intends to vigorously contest S1's claims.

    (G) ACQUISITION (UNAUDITED)

    In March 2000, Corillian entered into an agreement to acquire InterTech Systems, Inc. Under the terms of the acquisition, InterTech Systems will be merged with and into Corillian, and Corillian will issue 138,638 shares of its common stock to the shareholders of InterTech Systems, 69,319 shares of which will be held in escrow for one year to secure the indemnification obligations of these shareholders. Corillian expects this acquisition to close in April 2000.

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